MERGER IMPLEMENTATION AGREEMENT

B2GOLD CORP.

and

PAPILLON RESOURCES LIMITED

Dated effective June 3, 2014

1

2

14.12	Governing law and jurisdiction	55
14.13	Specific performance	55
14.14	Effect of agreement	55
14.15	Mutual further assurances	55

SIGNING PAGE		56

3

MERGER IMPLEMENTATION AGREEMENT

THIS AGREEMENT dated as of June 3, 2014,

BETWEEN:

B2GOLD CORP., a company incorporated and existing under the laws of British Columbia, Canada, having its principal office at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, Canada

(B2Gold)

- and -

PAPILLON RESOURCES LIMITED ACN 119 655 891, a company incorporated and existing under the laws of Australia, having its principal office at Level 11, BGC Centre, 28 The Esplanade, Perth, WA, 6000, Australia

(Papillon)

WHEREAS

A

B2Gold and Papillon have agreed that B2Gold will acquire all of the issued and outstanding Papillon Shares in exchange for B2Gold Shares pursuant to the Scheme, subject to the approval of the holders of the Papillon Shares and the Court.

B	At the request of B2Gold, Papillon intends to propose the Scheme and issue the Scheme Booklet.

C	B2Gold and Papillon have agreed to do the things required by this agreement in order to enable the Scheme to be proposed, approved and implemented.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto do hereby covenant and agree as follows:

AGREED TERMS

1	DEFINED TERMS & INTERPRETATION

1.1	Defined terms

In this agreement:

Accounting Standards has the meaning given to that term in section 9 of the Corporations Act.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as appropriate.

B2Gold Board means the board of directors of B2Gold.

B2Gold Circular means the notice of the B2Gold Shareholders’ Meeting and the management information circular of B2Gold to be delivered to B2Gold Shareholders in connection with the B2Gold Shareholders' Meeting.

B2Gold Circular Information means all information regarding B2Gold and its past, present or future operations, affairs, business or strategic plans that are included in the Scheme Booklet and as may be required to ensure that the Scheme Booklet complies with all applicable regulatory, compliance and content requirements.

B2Gold Costs has the meaning given to that term in clause 11.1(b)(i).

B2Gold Diligence Materials means the information provided by B2Gold to Papillon and its Representatives in the B2Gold data room hosted by Lawson Lundell LLP as at 3.30pm on June 3, 2014 and any additional information that has been provided by B2Gold in writing in response to a request by Papillon or its representatives.

B2Gold Disclosure Letter means the letter dated the date of this agreement delivered by B2Gold to Papillon in a form accepted by Papillon with respect to certain matters in this agreement.

B2Gold Financial Statements means the audited consolidated balance sheets, audited consolidated statements of operations, comprehensive income (loss) and deficit and audited consolidated statements of cash flows of B2Gold for the financial year ended December 31, 2013 and the unaudited consolidated financial statements of B2Gold for the three month period ended March 31, 2014.

B2Gold Group means B2Gold and its Related Entities.

B2Gold Information means the information about B2Gold described in, and provided to Papillon by B2Gold under, clause 5.3(a) .

B2Gold Material Adverse Event means one or more changes, events, occurrences, facts or matters (including for the avoidance of doubt any actions of Regulatory Authorities) which, whether individually or when aggregated with all such changes, events, occurrences or matters of a like kind, has had or is reasonably likely to have:

1.

the effect of a diminution in the consolidated gross assets of the B2Gold Group, taken as a whole from that shown on B2Gold’s balance sheet as at December 31, 2013 (calculated on the basis of Canadian GAAP), of at least US$120 million; or

2.

the result that the business, trading or financial position, assets and material licences of the B2Gold Group are materially adversely affected; provided that, there will only be a material adverse effect under this paragraph 2 if the relevant change, event, occurrence, fact or matter is reasonably likely to have an effect over a material period of time (and for the avoidance of doubt, a mere diminution in the value of consolidated gross assets below US$ 120 million (as calculated under paragraph 1 above) will not, of itself, be a material adverse event), other than those changes, events, occurrences or matters:

1.	required or permitted by this agreement, the Scheme or transactions contemplated by them;

2.	that took place with the written consent of Papillon;

3.	that B2Gold fully and fairly disclosed in the B2Gold Diligence Materials or in the B2Gold Disclosure Letter;

4.

that are or that arise from: (a) changes in world gold prices or exchange rates; (b) general changes in economic, political or business conditions; or (c) changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which B2Gold Group operates, in each case, which impact producers of, or explorers for, gold in a similar matter, but excluding for the avoidance of doubt changes in government, civil disorder, political coup, a declaration of a state of emergency, and changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which B2Gold Group operates which are directed at the B2Gold Group's existing operations or which changes affect the B2Gold Group disproportionately more than other similar entities; or

5.	arising from changes to Canadian GAAP or the interpretation of those principles by any professional body or Regulatory Authority .

For the avoidance of doubt, a fall in B2Gold’s share price will not of itself alone constitute a B2Gold Material Adverse Event.

B2Gold Option means an option to acquire a B2Gold Share.

B2Gold Prescribed Occurrence means other than:

1.	as required by this agreement, Scheme or the Deed Poll;

2.	matters which have been fully and fairly disclosed in (a) the B2Gold Diligence Materials; or (b) the B2Gold Disclosure Letter; or

3.	as agreed to in writing by Papillon,

the occurrence of any of the following between the date of this agreement and 8.00am on the Second Court Date:

1.	B2Gold converting all or any of its shares into a larger or smaller number of shares;

2.

any member of the B2Gold Group (other than a direct or indirect wholly-owned subsidiary of B2Gold) resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

3.	any member of the B2Gold Group (other than a direct or indirect wholly-owned subsidiary of B2Gold):

	a.	entering into a buy-back agreement; or

	b.	resolving to approve the terms of a buy-back agreement;

4.

any member of the B2Gold Group declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its shareholders (other than a direct or indirect wholly-owned subsidiary of B2Gold declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to B2Gold or to another direct or indirect wholly owned subsidiary of B2Gold);

5.	except as disclosed in the B2Gold budget that has been provided to Papillon, a member of the B2Gold Group:

a.

entering into any contract or commitment (including in respect of Financial Indebtedness) requiring payments by the B2Gold Group in excess of US$10 million (individually or in aggregate) other than any payment required by law; or

	b.	(without limiting the foregoing) incurring or agreeing to incur capital expenditure from the date of this agreement of more than US$10 million (individually or in aggregate);

6.

a member of the B2Gold Group entering into a contract or commitment that materially restrains that member of the B2Gold Group from competing with any person or conducting activities in any material market;

7.	a member of the B2Gold Group issuing B2Gold securities (including with rights of conversion to B2Gold Shares), other than an issue of B2Gold Shares that is:

	a.	(along with all other issues under this exclusion) up to C$200 million;

	b.	at a price per B2Gold share or security that is not less than the volume weighted average price of B2Gold Shares on the TSX over the 30 trading day period prior to the date of this agreement; and

	c.	that is announced on or before the Second Court Date,

and in all cases excluding an issue of any shares or other securities: (a) by a direct or indirect wholly-owned subsidiary of B2Gold to B2Gold or to another direct or indirect wholly-owned subsidiary of the B2Gold; (b) upon or pursuant to the exercise of an option or restricted share unit or conversion of a convertible note referred to in the B2Gold Disclosure Letter; (c) to directors, officers and employees under an existing securities compensation plan in the ordinary course of business; or (d) as Papillon consents to in writing;

8.	B2Gold making any change to its notice of articles or articles without the consent of Papillon (such consent not to be unreasonably withheld or delayed);

9.	a material member of the B2Gold Group disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property; or

10.

the Canadian Securities Authorities, or any of them, issue a temporary or permanent cease trading order prohibiting the trading in any class of securities of B2Gold that has not been lifted or remedied by 8:00am on the Second Court Date; or

11.	if a B2Gold Insolvency Event occurs.

B2Gold Reimbursement Fee Amount means US$5,700,000.

B2Gold Representations and Warranties means the representations and warranties of B2Gold set out in Schedule 3.

B2Gold Resolutions means the resolutions of the B2Gold Shareholders required to implement the actions contemplated in clause 3.1(b)(ii) .

B2Gold Share means one fully paid common share issued in the capital of B2Gold.

B2Gold Shareholders’ Meeting means the special meeting of shareholders of B2Gold held to consider and approve the issuance of the B2Gold Shares required by the Scheme and the B2Gold Shares comprising the Cancellation Consideration.

Business Day means:

(a)

for receiving a notice under clause 13, Monday to Friday inclusive except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day that the ASX declares is not a business day or on which the TSX is not open for trading; and

(b)	for all other purposes, a day that is not a Saturday, Sunday, bank holiday or public holiday in Vancouver, British Columbia or Western Australia.

Canadian GAAP means generally accepted accounting principles in Canada, including the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Canadian Securities Authorities means the securities regulatory authorities in the provinces of Canada.

Canadian Tax Act means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended.

Cancellation Consideration means the consideration to be provided to holders of Papillon Options, being that number of B2Gold Shares set out opposite each tranche of Papillon Options as described in the following table, calculated in respect of each tranche as follows:

(A-B)/C x D

where:

A is C$1.8871, being the value of the Scheme Consideration for one Papillon Share calculated by reference to the 20 Business Day VWAP of B2Gold Shares ending on the last trading day immediately preceding the announcement of the Transaction to ASX and TSX (Calculation Time) and the exchange ratio set out in this agreement

B is C$ being the value of the exercise price of the Papillon Option in the relevant tranche, at the exchange rate for conversion of A$ to C$ at the same day value rate quoted by B2Gold’s principal Canadian banker at the Calculation Time

C is C$2.62, being the closing price of B2Gold Shares at the Calculation Time

D is the number of Papillon Options in the relevant tranche

Where the number of B2Gold Shares to be issued in respect to each tranche of Papillon Options or individual holdings within each tranche is not a whole number, the number of B2Gold Shares to be offered will be rounded down to the nearest whole number.

Papillon Options in the relevant tranche

Price	Issue Date	Expiry Date	Number of Papillon Options	Number of B2Gold Shares
A$0.65	18 October 2011	20 September 2014	200,000	94,089
A$0.80	18 October 2011	20 September 2014	1,300,000	536,630
A$0.50	18 October 2011	18 October 2014	300,000	158,429
A$0.65	18 October 2011	18 October 2014	1,100,000	517,490
A$0.80	18 October 2011	18 October 2014	650,000	268,315
A$0.61	26 October 2011	26 October 2014	250,000	121,455
A$0.65	2 November 2011	2 November 2014	500,000	235,223
A$0.80	2 November 2011	2 November 2014	500,000	206,396
A$1.10	29 May 2012	30 June 2015	500,000	148,744
A$1.10	3 September 2012	30 June 2015	150,000	44,623
A$1.20	29 May 2012	30 June 2015	500,000	129,526
Total			5,950,000	2,460,920

Claim means any obligation, debt, cause of action, disability, claim, proceeding, suit or demand of any nature howsoever arising and whether present or future, fixed or unascertained, actual or contingent, whether at law, in equity, under statute or otherwise.

Communications has the meaning given to that term in clause 3.4(b) .

Competing Proposal means any proposal or offer received by Papillon, any member of the Papillon Group or a Papillon Shareholder from a third party (other than B2Gold or its Related Entities) to evaluate or enter into any transaction that is similar to the Transaction or under which (other than as required or contemplated by the Scheme):

(a)

other than with respect to on-market purchases of Papillon Shares with no involvement by Papillon (or a Related Entity of Papillon), a person would acquire a relevant interest or voting power in 10% or more of Papillon Shares or of the securities of any of member of the Papillon Group;

(b)

a person would enter into, buy, dispose of, terminate or otherwise deal with any cash settled equity swap or other synthetic, economic or derivative transaction connected with or relating to 10% or more of Papillon Shares or of the securities of any member of the Papillon Group;

(c)

a person would directly or indirectly acquire or obtain an interest (including an economic interest) in all or a substantial part or material part of the business conducted by, or property of, Papillon or any member of the Papillon Group;

(d)	a person would acquire Control of Papillon or any member of the Papillon Group;

(e)

a person may otherwise acquire, or merge with, Papillon or any member of the Papillon Group (including by way of takeover bid, scheme of arrangement, capital reduction, sale of assets, sale of securities, strategic alliance, dual listed company structure or joint venture); or

(f)	Papillon will issue, on a fully diluted basis, 10% or more of its capital as consideration for the assets or share capital of another person,

or any proposal by Papillon to implement any material reorganisation of capital or dissolution. The variation of a proposal or offer constitutes a proposal or offer for the purposes of this definition.

Conditions Precedent means the conditions precedent set out in clause 3.1 .

Confidentiality Agreement means the confidentiality agreement dated January 16, 2014 between B2Gold and Papillon.

Control has the meaning given to that term in section 50AA of the Corporations Act.

Controlled Entity means, in respect of a party, an entity that party Controls.

Corporations Act means the Corporations Act 2001 (Cth).

Counterproposal has the meaning given to that term in clause 10.6(c) .

Court means the Federal Court of Australia.

Deed Poll means the deed poll substantially in the form of schedule 4 (or in such other form as agreed between Papillon and B2Gold, each acting reasonably).

Effective means, when used in relation to a Scheme, the order of the Court made under section 411(4)(b) in relation to the Scheme coming into effect pursuant to section 411(10) of the Corporations Act.

Effective Date means the date on which the Scheme becomes Effective.

Environmental Approvals means all permits, certificates, authorizations, approvals, orders, consents, instructions, registrations, directions, decisions, decrees, conditions, notifications, demands, filings, licenses or permits whether or not having the force of law, issued by any Regulatory Authority pursuant to any Environmental Laws.

Environmental Laws means all applicable laws whether foreign or domestic, including applicable common law, relating to the protection of the environment and employee and public health and safety, and for the regulation of contaminants, pollutants, waste, toxic and hazardous substances and includes Environmental Approvals.

Exclusivity Period means the period commencing on the date of this agreement and ending on the earlier of the date this agreement is terminated, the Implementation Date or the Sunset Date.

Explanatory Statement means the statement pursuant to section 412 of the Corporations Act, which will be registered by ASIC in relation to the Scheme, copies of which will be included in the Scheme Booklet.

Financial Advisor means any advisor or advisors retained by Papillon or B2Gold, as applicable, in relation to the Scheme or a Competing Proposal from time to time.

Financial Indebtedness means any debt or other monetary liability (whether actual or contingent) in respect of moneys borrowed or raised or any financial accommodation including under or in respect of any:

(a)	bill, bond, debenture, note or similar instrument;

(b)	acceptance, endorsement or discounting arrangement;

(c)	guarantee;

(d)	finance or capital lease;

(e)	agreement for the deferral of a purchase price or other payment in relation to the acquisition of any asset or service; or

(f)	obligation to deliver goods or provide services paid in advance by any financier, other than in the ordinary course of business.

First Court Date means the first day on which an application made to the Court for an order under section 411(4)(a) of the Corporations Act convening the Scheme Meeting is heard.

GST means a goods and services tax or similar value added tax levied or imposed under the GST Law.

GST Law has the meaning given to it in the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by the parties.

Independent Expert means a person to be appointed by Papillon pursuant to clause 5.1(d) as an independent expert to prepare a report to be provided to the Papillon Board and Papillon Shareholders stating whether, in the expert’s opinion, the Scheme is in the best interests of Papillon Shareholders.

Ineligible Shareholder means a Papillon Shareholder whose address shown in the Register is in a jurisdiction in which B2Gold determines, acting reasonably, does not permit the issue of the B2Gold Shares to that Papillon Shareholder either unconditionally or after compliance with terms that B2Gold reasonably regards as acceptable and practical.

Insolvency Event means in relation to a person:

(a)

the person is or becomes unable to pay its debts as and when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act, or would be presumed to be insolvent if that Act applied;

(b)	the person suspends or threatens to suspend payment of its debts generally;

(c)

the calling of a meeting to consider a resolution to wind up the person (other than where the resolution is frivolous or cannot reasonably be considered to be likely to lead to the actual winding up of the person) or the making of an application or the making of any order, or the passing of any resolution, for the winding up, liquidation or bankruptcy of the party other than where the application or order (as the case may be) is set aside within 14 days;

(d)

the appointment of a provisional liquidator, liquidator, receiver or a receiver and manager or other insolvency official (whether under Australian law or foreign law) to the person or to the whole or a substantial part of the property or assets of the person;

(e)	the appointment of an administrator to the person;

(f)	the entry by a person into any compromise or arrangement with creditors; or

(g)	the person ceases or threatens to cease to carry on business.

June 2013 Report has the meaning given in clause 5.1(cc) .

Listing Rules means the official listing rules of ASX.

Notice of Meeting means the notice convening the Scheme Meeting together with the proxy forms for that meeting.

Nominee means a nominee appointed by B2Gold in accordance with clause 4.4(a) .

NYSE MKT means the NYSE MKT LLC.

Papillon Benefit Plans means all plans with respect to Papillon’s or any of the Papillon Group employees or service providers or former employees or former service providers which Papillon or any of the Papillon Group is a party to or bound by or to which Papillon or any of the Papillon Group has an obligation to contribute or with respect to which Papillon or any of the Papillon Group may have any direct or indirect liability relating to retirement savings, pensions, bonuses, equity awards, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefit plan.

Papillon Board means the board of directors of Papillon.

Papillon Circular Information means all information regarding Papillon and its past, present or future operations, affairs, business or strategic plans that are required to be included in the B2Gold Circular and as may be required to ensure that the B2Gold Circular complies with all applicable regulatory, compliance and content requirements including those of the TSX and the Canadian Securities Authorities.

Papillon Costs has the meaning given to that term in clause 11.2(b)(i) .

Papillon Diligence Materials the information provided by Papillon to B2Gold and its Representatives in the Papillon data room hosted by CSA Global Pty Ltd as at 3.30pm on June 3, 2014 and any additional information that has been provided in writing by Papillon in response to a request by B2Gold or its Representatives.

Papillon Director means a director of Papillon.

Papillon Disclosure Letter means the letter dated the date of this agreement delivered by Papillon to B2Gold in a form accepted by B2Gold with respect to certain matters in this agreement.

Papillon Financial Statements means the audited consolidated balance sheets, audited consolidated statements of operations, comprehensive income (loss) and deficit and audited consolidated statements of cash flows of Papillon for the financial year ended June 30, 2013 and the unaudited consolidated financial statements of Papillon for the half year ended 31 December 2013.

Papillon Group means Papillon and its Related Entities.

Papillon Information means all information contained in the Scheme Booklet, but does not include B2Gold Information or the Independent Expert's report that is included in or accompanies the Scheme Booklet.

Papillon Material Adverse Event means one or more changes, events, occurrences, facts or matters (including for the avoidance of doubt any actions of Regulatory Authorities) which, whether individually or when aggregated with all such changes, events, occurrences or matters of a like kind, has had or is reasonably likely to have:

1.

the effect of a diminution in the consolidated gross assets of the Papillon Group, taken as a whole from that shown on Papillon’s balance sheet as at June 30, 2013 (calculated on the basis of applicable accounting principles), of at least A$25 million; or

2.

the result that the business, trading or financial position, assets and material licences of a member of the Papillon Group are materially adversely affected provided that, there will only be a material adverse effect under this paragraph 2 if the relevant change, event, occurrence, fact or matter is reasonably likely to have an affect over a material period of time (and for the avoidance of doubt, a mere diminution in the value of consolidated gross assets below A$25 million (as calculated under paragraph 1 above) will not, of itself, be a material adverse event), other than those changes, events, occurrences or matters:

3.	required or permitted by this agreement, the Scheme or transactions contemplated by them;

4.	that took place with the written consent of B2Gold;

5.	that Papillon fully and fairly disclosed in the Papillon Diligence Materials or the Papillon Disclosure Letter;

6.

that are or that arise from: (a) changes in world gold prices or exchange rates; (b) general changes in economic, political or business conditions; or (c) from changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which the Papillon Group operates, in each case, which impact producers of, or explorers for, gold in a similar matter, but excluding for the avoidance of doubt changes in government, civil disorder, political coup, a declaration of a state of emergency, and changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which a member of either the Papillon Group operates which are directed at the Papillon Group’s existing operations or which affect the Papillon Group disproportionately more than other entities; or

7.	arising from changes to any generally accepted accounting principles in Australia or the interpretation of those principles by any professional body or Regulatory Agency.

For the avoidance of doubt, a fall in Papillon’s share price will not itself constitute a Papillon Material Adverse Event.

Papillon Option means an option to acquire a Papillon Share.

Papillon Performance Rights Plan means the Papillon Performance Rights Plan (described in the Rules of the Plan) approved by Papillon in general meeting on April 10, 2014.

Papillon Prescribed Occurrence means other than:

1.	as required by this agreement or the Scheme;

2.	matters which have been fully and fairly disclosed in (a) Papillon Diligence Materials; or (b) the Papillon Disclosure Letter; or

3.	as agreed to in writing by B2Gold,

the occurrence of any of the following between the date of this agreement and 8.00am on the Second Court Date:

1.	Papillon converting all or any of its shares into a larger or smaller number of shares;

2.	any member of the Papillon Group resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

3.	any member of the Papillon Group:

	a.	entering into a buy-back agreement; or

	b.	resolving to approve the terms of a buy-back agreement under the Corporations Act;

4.	any member of the Papillon Group declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its members;

5.

a member of the Papillon Group issuing securities, including without limitation shares, or granting an option (over its shares, or agreeing to make such an issue or grant such an option other than to Papillon or to a direct or indirect wholly-owned subsidiary of Papillon or pursuant to the exercise on an option disclosed to ASX prior to the date of this agreement), including pursuant to a dividend reinvestment or other share plan;

6.

a member of the Papillon Group issuing or agreeing to issue securities convertible into, or giving rights to be issued, Papillon Shares, including pursuant to the Papillon Performance Rights Plan, a dividend reinvestment or other share plan;

7.

Papillon or the Papillon Board amending, adding to, revoking or substituting all or any of the provisions of the Rules of the Papillon Performance Rights Plan or the terms of any Performance Rights granted under the Papillon Performance Rights Plan, in any respect;

8.	a member of the Papillon Group making any change to its constitution;

9.	a member of the Papillon Group disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

10.	a member of the Papillon Group:

	a.	acquiring, leasing or disposing of;

	b.	agreeing to acquire, lease or dispose of; or

	c.	irrevocably offering, proposing, announcing a bid or tendering for, any business, assets, entity or undertaking, the value of which exceeds A$2,000,000 (individually or in aggregate);

11.	a member of the Papillon Group entering into a contract or commitment that materially restrains that member from competing with any person or conducting activities in any material market;

12.

a member of the Papillon Group creating, or agreeing to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property other than a lien which arises by operation of law or legislation securing an obligation that is not yet due;

13.	except as disclosed in the Papillon budget that has been provided to B2Gold, a member of the Papillon Group:

a.

entering into any contract or commitment (including in respect of financial indebtedness) requiring payments by the Papillon Group in excess of A$2,000,000 (individually or in aggregate) other than any payment required by law; or

	b.	(without limiting the foregoing) incurring or agreeing to incur capital expenditure from the date of this agreement of more than A$2,000,000 (individually or in aggregate);

	c.	waiving any material third party default where the financial impact on the Papillon Group will be in excess of A$1,000,000 (individually or in aggregate);

d.

accepting as a compromise of a matter less than the full compensation due to a member of the Papillon Group, where the result of the compromise is that the member will receive an amount which is more than A$1,000,000 (individually or in aggregate) less than the amount of full compensation; or

	e.	otherwise waiving, releasing, granting or transferring any rights with a value of more than A$1,000,000 (individually or in aggregate);

14.

other than pursuant to commitments that existed prior to the date of this agreement, a member of the Papillon Group providing financial accommodation other than to members of the Papillon Group (irrespective of what form of Financial Indebtedness that accommodation takes) in excess of A$1,000,000 (individually or in aggregate);

15.

a member of the Papillon Group entering into any agreement, arrangement or transaction with respect to derivative instruments which relate to the price of gold or to interest rates (including, but not limited to, swaps, futures contracts, forward commitments, commodity derivatives or options) or similar instruments;

16.	an Insolvency Event occurs in relation to any member of the Papillon Group;

17.

a member of the Papillon Group entering into or resolving to enter into a transaction with any related party of Papillon (other than a related party which is a member of the Papillon Group) as defined in section 228 of the Corporations Act which would require shareholder approval under Chapter 2E or under Chapter 10 of the Listing Rules;

18.

a member of the Papillon Group being deregistered as a company or otherwise dissolved except in the case of a member of the Papillon Group with less than A$500,000 (individually or in aggregate) in net assets as at the date of this agreement;

19.

a member of the Papillon Group amending in any material respect any arrangement with its Financial Advisors, or entering into arrangements with a new Financial Advisor which arrangements with any such new Financial Advisor may involve the payment of fees of in excess of A$500,000 (individually or in aggregate), in respect of the Transaction;

20.	a member of the Papillon Group changing any accounting policy applied by them to report their financial position other than any change in policy required by a change in Accounting Standards; or

21.	the Updated Report is not provided to Papillon and B2Gold by the Second Court Date, or the Updated Report as received by Papillon and B2Gold does not provide that:

	a.	Songhoi Resources SARL (or another Papillon Group company) is the registered holder of the exploitation permit (‘Permis d’exploitation’);

	b.	the exploitation permit referred to in paragraph 21a. above is in good standing; and

c.

no privileges or pledges, arising from any matter which B2Gold was not aware of at the date of this agreement, are registered with the Commercial Court against Songhoi Resources SARL's property or the property of the relevant Papillon Group company which holds the exploitation permit referred to in paragraph 21a. above, as the case may be.

Papillon Registry means the manager from time-to-time of the Register.

Papillon Reimbursement Fee Amount means US$5,700,000.

Papillon Representations and Warranties means the representations and warranties of Papillon set out in Schedule 3.

Papillon Share means a fully paid ordinary share issued in the capital of Papillon.

Papillon Shareholder means each person who is registered in the Register as the holder of Papillon Shares.

Performance Rights means Performance Rights issued by Papillon.

Record Date means 5.00pm on the third Business Day following the Effective Date, or such other date (after the Effective Date) as Papillon and B2Gold may agree in writing.

Register means the share register of Papillon kept pursuant to the Corporations Act.

Regulator's Draft means the draft of the Scheme Booklet in a form acceptable to B2Gold and Papillon, which is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act.

Regulatory Approval has the meaning given to that term in clause 3.1(a) .

Regulatory Authority includes:

(a)	a government or governmental, semi-governmental, administrative, fiscal or judicial entity or authority;

(b)	a minister, department, office, commission, delegate, instrumentality, tribunal, agency, board, authority or organisation of any government;

(c)	any regulatory organisation established under statute; and

(d)	in particular, ASX, ASIC, TSX, NYSE MKT and the Canadian Securities Authorities.

Regulatory Review Period means the period from the date on which the Regulator's Draft is submitted to ASIC to the date on which ASIC provides a letter indicating whether or not it proposes to appear to make submissions, or will intervene to oppose the Scheme, when the application made to the Court for orders under section 411(1) of the Corporations Act convening the Scheme Meeting to consider the Scheme is heard.

Related Entity means, in relation to a party, any entity that is related to that party within the meaning of section 50 of the Corporations Act or which is an economic entity (as defined in any approved Australian accounting standard) that is Controlled by that party.

Representatives means, in relation to an entity:

(a)	each of the entity's Related Entities; and

(b)	each of its and its Related Entities’ directors, officers, employees, contractors, advisers (including legal, financial and other expert advisers) and agents, but excluding the Independent Expert.

Required Consultation Period means the shorter of:

(a)	five Business Days after both parties becoming aware that clause 3.8(a)(i), 3.8(a)(ii), or 3.8(a)(iii)as the case may be, is triggered; and

(b)	the period commencing at the time both parties become aware that clause 3.8(a)(i), 3.8(a)(ii), 3.8(a)(iii) or, as the case may be, is triggered and ending at 8.00am on the Second Court Date.

RG 60 means Regulatory Guide 60 issued by ASIC on 23 September 2011 (as amended).

Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Papillon and Papillon Shareholders, the form of which is contained in schedule 2, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by B2Gold and Papillon.

Scheme Booklet means the information to be despatched to all Papillon Shareholders and approved by the Court in connection with the Scheme, including the Scheme, the Explanatory Statement in respect of the Scheme, an independent expert's report prepared by the Independent Expert and the Notice of Meeting.

Scheme Consideration means the consideration to be provided to Scheme Participants under the terms of the Scheme, as described in clause 4.3.

Scheme Meeting means the meeting of Papillon Shareholders convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.

Scheme Participant means each person who is a Papillon Shareholder as at 5:00pm on the Record Date (other than B2Gold).

Second Court Date means the first day on which an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned or appealed application is heard.

Senior Executive has the meaning given to that term in clause 6.1(b)(i) .

Subsidiaries has the meaning given to that term in section 9 of the Corporations Act.

Sunset Date means November 30, 2014, or such later date as agreed to in writing between the parties.

Superior Offer means a bona fide Competing Proposal that the Papillon Board, acting reasonably and in good faith, and after taking advice from its legal and Financial Advisors, determines:

(a)

is reasonably capable of being valued and completed on a timely basis, taking into account all aspects of the Competing Proposal and the person making it, including without limitation having regard to legal, regulatory and financial matters and any conditions precedent; and

(b)

would or would be reasonably likely, if completed in accordance with its terms, to be more favourable to Papillon Shareholders than the Scheme, after taking into account all of the terms and conditions of, and the identity, reputation and standing of the person making, the Competing Proposal.

Takes effect or taking effect means on and from the first time when an office copy of the Court order approving the Scheme pursuant to section 411(6) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act.

Third Party Bidder has the meaning given to that term in clause 10.4(b)(i).

Timetable means the indicative timetable for the implementation of the Transaction as set out in schedule 1, or as otherwise may be agreed by B2Gold and Papillon, acting reasonably.

Transaction means the acquisition by B2Gold of all of the Papillon Shares by means of the Scheme in accordance with the terms of this agreement.

TSX means the Toronto Stock Exchange.

Updated Report has the meaning given in clause 5.1(cc).

U.S. Exchange Act means the United States Securities Exchange Act of 1934 , as amended.

U.S. Securities Act means the United States Securities Act of 1933, as amended.

United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

VWAP means volume weighted average price.

1.2	Interpretation

In this agreement, except where the context otherwise requires:

(a)	the singular includes the plural and vice versa, and a gender includes other genders;

(b)	another grammatical form of a defined word or expression has a corresponding meaning;

(c)	a reference to a clause, paragraph, or schedule is to a clause or paragraph of, or schedule to, this agreement, and a reference to this agreement includes any schedule;

(d)	a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e)	a reference to A$, dollar or $ is to Australian currency;

(f)	a reference to C$ is to the lawful currency of Canada;

(g)	a reference to US$ is to the lawful currency of the United States;

(h)	a reference to time is to Perth, Western Australia time, unless otherwise noted;

(i)	a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;

(j)	a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(k)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re- enactments or replacements of any of them;

(l)	a word or expression defined in the Corporations Act and not otherwise defined in this agreement has the meaning given to it in the Corporations Act;

(m)	the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(n)	any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(o)

any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(p)

any statement made by a party on the basis of its awareness or knowledge, including for the purposes of the representations and warranties set forth in schedule 3, is made on the basis that the party has, in order to establish that the statement is true and not misleading in any respect:

(i) made all reasonable enquiries of the officers, managers, employees and other persons who could reasonably be expected to have information relevant to the matters to which the statement relates; and

(ii) where those enquiries would have prompted a reasonable person to make further enquiries, made those further enquiries,

and that, as a result of those further enquiries, the party has no reason to doubt that the statement is true and not misleading in any respect;

(q)	a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this agreement or any part of it; and

(r)	if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

1.3	Headings

Headings are for ease of reference only and do not affect interpretation.

2	AGREEMENT TO PROPOSE SCHEME

2.1	Proposal of Scheme

(a) Papillon agrees to propose the Scheme upon and subject to the terms of this agreement.

(b) B2Gold agrees with Papillon to assist Papillon to propose and give effect to the Scheme on and subject to the terms of this agreement.

2.2	Compliance with obligations

Papillon’s obligations under this agreement to propose the Scheme are subject to its compliance with Papillon’s respective obligations, functions, powers and duties under this agreement, under Papillon’s constitution, at law and under the Listing Rules.

3	CONDITIONS PRECEDENT

3.1	Conditions Precedent to implementation of the Scheme

The Scheme, the obligations of Papillon under clause 5.1 and the obligations of B2Gold under clause 5.3 are subject to the satisfaction of the following Conditions Precedent (unless waived by a party in accordance with clause 3.2) on or prior to the Second Court Date (or such other date as specified in the relevant Condition Precedent):

(a)	Regulatory Approvals: before 5.00pm on the Business Day before the Second Court Date:

	(i)	FIRB:

(A)

the Treasurer of Australia or his delegate notifies B2Gold in writing that there are no objections in terms of foreign investment policy of the Australian government to the acquisition by B2Gold of the Papillon Shares under the Scheme, or is subject to conditions that Papillon and B2Gold, acting reasonably, consider to be acceptable; or

(B)

the Treasurer of Australia becomes precluded by passage of time from making any order under Part II of the Foreign Acquisitions and Takeovers Act 1975 (Cth) in respect of the acquisition by B2Gold of the Papillon Shares under the Scheme;

(ii)	ASIC: ASIC issues or provides such consents, approvals, modifications or exemptions, or does such other acts which the parties agree are reasonably necessary or desirable to implement the Scheme;

(iii)	ASX: ASX issues or provides such consents, approvals, waivers or does such other acts which the parties agree are reasonably necessary to implement the Scheme;

(iv)	TSX:

(A)	conditional approval from the TSX to the listing of the B2Gold Shares to be issued pursuant to the Scheme and comprising the Cancellation Consideration shall have been received; and

(B)	TSX shall have accepted notice of the Transaction;

(v)	NYSE MKT: NYSE MKT shall have approved for listing the B2Gold Shares to be issued pursuant to the Scheme; and

(vi)

all other regulatory approvals required to implement the Scheme being granted or obtained and those regulatory approvals not being withdrawn, cancelled, revoked or varied in a manner that is materially adverse to the parties;

(together, Regulatory Approvals);

(b)	Shareholder approval:

(i)	before 8.00am on the Second Court Date, Papillon Shareholders approve the Scheme at the Scheme Meeting by the requisite majorities under the Corporations Act; and

(ii)

before 8.00am on the date of the Scheme Meeting, B2Gold Shareholders approve the Transaction and the issuance of the B2Gold Shares under the Scheme and comprising the Cancellation Consideration, in accordance with applicable TSX requirements at the B2Gold Shareholders’ Meeting by the requisite majority of B2Gold Shareholders (including a disinterested vote of B2Gold Shareholders if required by applicable TSX Requirements);

(c)

Papillon Board Recommendation: the Papillon Board unanimously recommending that Papillon Shareholders vote in favour of the Scheme, in the absence of a Superior Offer for Papillon and in the absence of the Independent Expert finding that the Scheme is not in the best interests of Papillon Shareholders and including that recommendation in the Scheme Booklet and not withdrawing or varying that recommendation;

(d)	B2Gold Board Recommendation: the B2Gold Board unanimously recommending that B2Gold Shareholders vote in favour of the B2Gold Resolutions and not withdrawing or varying that recommendation;

(e)

Restraining orders: as at 8.00am on the Second Court Date, no temporary restraining order, preliminary or permanent injunction or other order or decision has been issued or made by any court of competent jurisdiction or any Regulatory Authority and there is no other legal restraint or prohibition preventing the consummation of any aspect of the Transaction on the Implementation Date;

(f)	Court Approval: the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act;

(g)	Independent Expert Report: the Independent Expert providing the report to Papillon that concludes that the Scheme is in the best interests of Papillon Shareholders;

(h)	No Papillon Material Adverse Event: no Papillon Material Adverse Event occurs between the date of this agreement and 8.00am on the Second Court Date;

(i)	No Papillon Prescribed Occurrence: no Papillon Prescribed Occurrence occurs between the date of this agreement and 8.00am on the Second Court Date;

(j)

Papillon Representations and Warranties: the Papillon Representations and Warranties given by Papillon under Schedule 3 are true and correct in all material respects as at 8.00am on the Second Court Date;

(k)	No B2Gold Material Adverse Event: no B2Gold Material Adverse Event occurs between the date of this agreement and 8.00am on the Second Court Date;

(l)	No B2Gold Prescribed Occurrence: no B2Gold Prescribed Occurrence occurs between the date of this agreement and 8.00am on the Second Court Date; and

(m)	B2Gold Representations and Warranties: the B2Gold Representations and Warranties given by B2Gold under Schedule 3 are true and correct in all material respects as at 8.00am on the Second Court Date.

3.2	Waiver of Conditions Precedent

	(a)	The Conditions Precedent in clauses 3.1(a), 3.1(b), 3.1(e) and 3.1(f) are for the benefit of Papillon and B2Gold, and cannot be waived.

(b)

The Conditions Precedent in clauses 3.1(c) and 3.1(d) are for the benefit, and any breach or non- fulfilment of those Conditions Precedent may only be waived with the written consent, of Papillon and B2Gold.

(c)

The Conditions Precedent in clauses 3.1(h), 3.1(i), and 3.1(j) are for the sole benefit of, and any breach or non-fulfilment of those Conditions Precedent may only be waived with the written consent of, B2Gold.

(d)

The Condition Precedents in clauses 3.1(g), 3.1(k), 3.1(l) and 3.1(m) are for the sole benefit of, and any breach or non-fulfilment of those Conditions Precedent may only be waived with the written consent of, Papillon.

	(e)	A party entitled to waive the breach or non-fulfilment of a Condition Precedent pursuant to this clause 3.2 may do so in its absolute discretion.

	(f)	Waiver of a breach or non-fulfilment in respect of one Condition Precedent does not constitute:

(i) a waiver of breach or non- fulfilment of any other Condition Precedent resulting from the same event; or

(ii) a waiver of breach or non-fulfilment of that Condition Precedent resulting from any other event.

3.3	Reasonable endeavours to satisfy Conditions Precedent

Each of Papillon and B2Gold will use its reasonable endeavours to procure that:

(a)

each of the Conditions Precedent is satisfied as soon as practicable after the date of this agreement and continues to be satisfied at all times until the last time it is to be satisfied (as the case may require); and

(b) there is no occurrence within the control of Papillon or B2Gold (as the context requires) or their Related Entities that would prevent the Conditions Precedent being satisfied.

3.4	Pre-implementation steps

Without limiting the generality of clause 3.3:

(a)

Regulatory Approvals: each party must promptly apply for all relevant Regulatory Approvals and take all steps it is responsible for as part of the Regulatory Approval process, including responding to requests for information at the earliest practicable time;

(b)

Consultation: each party must consult with the other in advance in relation to all communications (whether written or oral, and whether direct or via agents or advisers) with any Regulatory Authority relating to any Regulatory Approval (Communications) including:

	(i)	providing the other party with drafts of any material written Communications to be sent to a Regulatory Authority and making such amendments thereto as the other party reasonably requires; and

	(ii)	providing copies of any material written Communications sent to or received from Regulatory Authority to the other party promptly upon despatch or receipt (as the case may be),

in each case to the extent it is reasonable to do so; and

(c)	Participation: each party will have the right to be represented and make submissions at any proposed meeting with any Regulatory Authority relating to any Regulatory Approval.

3.5	Assistance of Representatives

Each party must procure that its Representatives work (including by attending meetings and by providing information) in good faith and in a timely and co-operative fashion with the other party, and the other party's Representatives, to satisfy the Conditions Precedent.

3.6	Notice of failure to satisfy Condition Precedent

(a) A party must promptly give the other notice of a failure to satisfy a Condition Precedent or of any event that will prevent a Condition Precedent being satisfied.

(b)

Papillon or B2Gold (as the case may be) must give written notice to the other party as soon as reasonably practicable (and in any event before 5.00pm on the day before the Second Court Date) as to whether or not it waives the breach or non- fulfilment of any Condition Precedent resulting from the occurrence of that event, specifying the Condition Precedent in question.

3.7	Certificates in relation to Conditions Precedent

Each party must:

(a) give the Court on the Second Court Date a certificate confirming (in respect of matters within its knowledge) whether or not the Conditions Precedent have been satisfied or waived; and

(b) give the other party a draft of its certificate by 5.00pm on the Business Day prior to the Second Court Date.

3.8	Conditions Precedent not met

(a)	If:

(i)	there is a breach or non-fulfilment of a Condition Precedent which is not waived in accordance with this agreement;

(ii)

there is an act, failure to act, event or occurrence which will prevent a Condition Precedent being satisfied by the date specified in clause 3.1 for its satisfaction (and the breach or non-fulfilment of the Condition Precedent which would otherwise occur has not already been waived in accordance with this agreement), or

(iii)	if it becomes probable that the Scheme will not become Effective by the Sunset Date,

Papillon and B2Gold must consult in good faith with a view to:

(iv)

consider and if agreed, determine whether the Scheme or a transaction that results in B2Gold having beneficial ownership of all of the Papillon Shares may proceed by way of alternative means or methods;

(v)	consider and if agreed, extend the time or date for satisfaction of the relevant Condition Precedent or the Sunset Date; or

(vi)

consider and if agreed, change the date of application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme or adjourning that application (as applicable) to another date agreed to in writing by Papillon and B2Gold (being a date no later than five Business Days before the Sunset Date).

(b)

If Papillon and B2Gold are unable to reach agreement under clause 3.8(a) within the Required Consultation Period, either Papillon or B2Gold may, provided that Condition Precedent is for the benefit of that party, terminate this agreement by notice in writing to the other without incurring any liability to the other party because of that termination (other than under clause 11 if applicable), unless the relevant occurrence or the breach or non- fulfilment of the Condition Precedent arises out of a breach of clauses 3.3 or 3.4 by the terminating party.

(c)

Subject to any rights or obligations arising under or pursuant to clauses that are expressed to survive termination (including by virtue of clause 8.4), on termination of this agreement, no party shall have any rights against or obligations to any other party under this agreement except for those rights and obligations which accrued prior to termination.

(d)

If the Condition Precedent in clause 3.1(b)(i) is not satisfied only because of a failure to obtain the majority required by section 411(4)(a)(ii)(A) of the Corporations Act, then either party may by written notice within 3 Business Days after the date of the conclusion of the Scheme Meeting require the approval of the Court to be sought, pursuant to the Court’s discretion in that section, provided the party has in good faith formed the view that the prospect of the Court exercising its discretion in that way is reasonable.

(e)

If the Court refuses to make an order approving the Scheme satisfying clause 3.1(f), at B2Gold’s request Papillon must appeal the Court’s decision to the fullest extent possible (except to the extent that the parties agree otherwise, or an independent Senior Counsel indicates that, in his or her view, an appeal would have negligible prospects of success before the Sunset Date). Papillon may bring an appeal even if not requested by B2Gold. If any such appeal is undertaken at the request of B2Gold, B2Gold will bear Papillon’s costs of the appeal (including costs of the independent Senior Counsel) unless the parties otherwise agree. If any such appeal is undertaken by Papillon, without the prior request from B2Gold, Papillon will bear B2Gold’s costs of the appeal unless the parties otherwise agree.

4	TRANSACTION STEPS

4.1	Scheme

	(a)	Papillon must propose the Scheme to Papillon Shareholders.

	(b)	If the Scheme becomes Effective, then on the Implementation Date:

		(i)	all of the Papillon Shares held by Scheme Participants on the Record Date will be transferred to B2Gold;

		(ii)	in exchange, each Scheme Participant will receive the Scheme Consideration for each Papillon Share held by them at the Record Date; and

(iii)

B2Gold will ensure that each holder of Papillon Options that has agreed to the cancellation of his or her Papillon Options will receive the Cancellation Consideration in respect of the Papillon Options held by him or her and that those Papillon Options will be cancelled.

4.2	No Amendment to the Scheme Without Consent

Papillon must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of B2Gold.

4.3	Consideration

(a)

Subject to clause 4.3(b), B2Gold undertakes and warrants to Papillon (in its own right and on behalf of each Scheme Participant) that in consideration of the transfer to B2Gold of each Papillon Share held by a Scheme Participant under the terms of the Scheme, on the Implementation Date B2Gold will provide to each Scheme Participant the Scheme Consideration for each Papillon Share, being 0.661 B2Gold Shares for every one Papillon Share, in accordance with the terms of this agreement, the Deed Poll and the Scheme.

(b)

Where the calculation of the number of B2Gold Shares to be issued to a particular Papillon Shareholder would result in the issue of a fraction of a B2Gold Share, the fractional entitlement will be rounded down to the nearest whole number of B2Gold Shares.

(c) Papillon acknowledges that the undertaking by B2Gold in clause 4.3(a) is given to Papillon in its capacity as agent for each Scheme Participant.

4.4	Ineligible Shareholders

(a)

B2Gold will be under no obligation under this agreement to allot or issue, and will not issue, any B2Gold Shares to any Ineligible Shareholder and, instead, will issue the B2Gold Shares to which the Ineligible Shareholder would have otherwise been entitled to a Nominee appointed by B2Gold, in trust for the Ineligible Shareholder who is the beneficial owner thereof.

(b)	B2Gold will procure that, as soon as reasonably practicable and in any event not more than 15 Business Days after the Implementation Date, the Nominee:

(i)

sells all of the B2Gold Shares issued to the Nominee pursuant to clause 4.4(a) outside the United States in such manner, or such financial market, at such price and on such other terms as the Nominee determines in good faith; and

	(ii)	remits to the Ineligible Shareholder the proceeds of sale (after deducting any applicable brokerage, stamp duty and other selling costs, taxes and charges).

4.5	Shares to Rank Equally

B2Gold covenants in favour of Papillon (in its own right and on behalf of the Scheme Participants) that:

(a)

the B2Gold Shares issued pursuant to the Scheme and the B2Gold Shares comprising the Cancellation Consideration are of the same class of B2Gold Shares currently on issue and will rank equally in all respects with all existing B2Gold Shares on issue; and

(b)

on issue, each such B2Gold Share issued pursuant to the Scheme and the B2Gold Shares comprising the Cancellation Consideration will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.

4.6	Timetable

The parties must use their commercially reasonable endeavours to implement the Transaction and perform their respective obligations substantially in accordance with the Timetable.

5	IMPLEMENTATION

5.1	Papillon's obligations

Papillon must execute all documents and do all acts and things within its power as may be necessary or desirable for the implementation and performance of the Scheme on a basis consistent with this agreement and substantially in accordance with the Timetable (and must consult with B2Gold on a regular basis about its progress in that regard), and in particular Papillon must:

(a)

promote merits of Transaction: participate in, and ensure the Papillon Board participates in, efforts reasonably requested by B2Gold to promote the merits of the Transaction, including meeting with key members of Papillon at the reasonable request of B2Gold;

(b) prepare Scheme Booklet: prepare the Scheme Booklet in respect of the Scheme in accordance with all applicable laws and in particular with the Corporations Act, RG 60 and the Listing Rules;

(c) directors’ recommendation: include in the Scheme Booklet a statement by the Papillon Board:

(i)

unanimously recommending that Papillon Shareholders vote in favour of the Scheme in the absence of any Superior Offer unless there has been a change of recommendation permitted under this agreement; and

(ii)

that each Papillon Board member will (in the absence of a Superior Offer) vote, or procure the voting of any Papillon Shares (as applicable) held by or on behalf of a Papillon Board Member at the time of the Scheme Meeting in favour of the Scheme at the Scheme Meeting;

(d)

commission Independent Expert’s report: promptly appoint the Independent Expert, and any investigating accountant to be appointed in connection with the preparation of the Scheme Booklet or the Independent Expert’s report, and provide all assistance and information reasonably requested by them in connection with the preparation of the Independent Expert’s report for inclusion in the Scheme Booklet (including any updates to such report) and any other materials to be prepared by them for inclusion in the Scheme Booklet (including any updates thereto);

(e)

amend Scheme Booklet: implement such changes to those parts of the Scheme Booklet relating to B2Gold which are provided to Papillon by B2Gold in accordance with clause 5.3(a) as reasonably requested by B2Gold prior to finalising the Regulator's Draft;

(f)	consultation with B2Gold: as soon as practicable after the date of this agreement:

(i)

provide to B2Gold a draft of the Scheme Booklet and the Independent Expert’s Report for the purpose of enabling B2Gold to review and comment on those draft documents. In relation to the Independent Expert’s Report, B2Gold’s review is to be limited to a factual accuracy review;

(ii) take the comments made by B2Gold into account in good faith when producing revised drafts of the Scheme Booklet; and

(iii)

provide B2Gold with revised drafts of the Scheme Booklet within a reasonable time before the Regulator's Draft is finalised and to enable B2Gold to review the Regulator's Draft at least two Business Days before its submission;

(g)

Papillon Board approval of Regulator's Draft: as soon as practicable after finalisation of an advanced draft of the Regulator’s Draft suitable for review by ASIC, procure that a meeting of the Papillon Board is convened to consider approving the Regulator's Draft as being in a form appropriate for provision to ASIC for review;

(h)

liaise with ASIC: as soon as reasonably practicable after the date of this agreement but no later than 14 days before the First Court Date, provide a copy of the Regulator’s Draft to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act;

(i)	keep B2Gold informed: during the Regulatory Review Period:

(i)

promptly provide to B2Gold and include in revised drafts of the Scheme Booklet any new information in relation to the Papillon Group not included in the Regulator's Draft which is required by the Corporations Act or RG 60 to be included in the Scheme Booklet; and

(ii)

promptly inform and consult with B2Gold in relation to any matters raised by ASIC in connection with the Scheme Booklet or the Scheme including in relation to any presentation and/or the making of any submission in writing or at any proposed meeting with ASIC, and co- operate with B2Gold to resolve any such matters (which will include allowing B2Gold to participate in Papillon’s meetings and discussions with ASIC);

(j)

approval of Scheme Booklet: as soon as practicable after the end of the Regulatory Review Period, procure that a meeting of the Papillon Board is convened to consider approving the Scheme Booklet for despatch to Papillon Shareholders, subject to approval of the Court;

(k)	Papillon Circular Information: provide to B2Gold the Papillon Circular Information (and update the Papillon Circular Information for any material developments);

(l)

Court direction and advice: promptly after, and provided that the approvals in clauses 5.1(j) and 5.3(e) have been obtained, apply to the Court for orders under section 411(1) of the Corporations Act directing Papillon to convene the Scheme Meeting to consider the Scheme and take all reasonable steps necessary to comply with the orders of the Court;

(m)

registration of Scheme Booklet and provision of copy to B2Gold: request ASIC to register the Explanatory Statement included in the Scheme Booklet in relation to the Scheme in accordance with section 412(6) of the Corporations Act and, promptly after such registration, provide a copy of the registered Scheme Booklet to B2Gold;

(n)	section 411(17)(b) Statement: apply to ASIC for the production of a statement pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(o)	Scheme Meeting: promptly convene the Scheme Meeting in accordance with any orders which are made by the Court pursuant to section 411(1) of the Corporations Act;

(p)	waiver or approval in relation to cancellation of options: to the extent ASX requires Papillon to:

(i) obtain a waiver from Listing Rule 6.23.2 to enable the Papillon Options to be cancelled in consideration for the Cancellation Consideration, Papillon shall submit a waiver application to ASX, or

(ii)

obtain shareholder approval to enable the Papillon Options to be cancelled in consideration for the Cancellation Consideration in accordance with Listing Rule 6.23.2, Papillon shall propose a resolution for the purposes of Listing Rule 6.23.2 at the Scheme Meeting;

(q)

Court documents: consult with B2Gold in relation to the content of the documents required for the purpose of each Court hearing held, including for the purposes of sections 411(1) and 411(4)(b) of the Corporations Act in relation to the Scheme (including originating process, affidavits, submissions and draft minutes of Court orders) and consider in good faith, for the purpose of amending drafts of those documents, reasonable comments from B2Gold and its Representatives on those documents;

(r)

Court approval: as soon as practicable after Papillon Shareholders approve the Scheme at the Scheme Meeting, apply (and to the extent necessary, re-apply) to the Court for an order approving the Scheme under section 411(4) of the Corporations Act substantially in accordance with the Timetable;

(s)

lodge copy of Court orders: if the Court makes orders under section 411(4) of the Corporations Act approving the Scheme, lodge with ASIC an office copy of the order of the Court approving the Scheme under section 411(10) of the Corporations Act on the day such office copy is received or such later date as agreed in writing by B2Gold;

(t)

certificate: at the hearing on the Second Court Date provide to the Court a certificate confirming whether or not the Conditions Precedent have been satisfied or waived in accordance with this agreement. A draft of such certificate shall be provided by Papillon to B2Gold by 5:00pm on the Business Day prior to the Second Court Date;

(u)	registration: if the Court makes orders under section 411(4) of the Corporations Act approving the Scheme:

(i)	ensure that the Papillon Shares that are to be issued to holders of:

	(A)	Performance Rights, in accordance with paragraph 5.10 of the Papillon Performance Rights Plan; and

	(B)	Papillon Options, who exercise their Papillon Options before 5:00pm on the Effective Date,

are issued promptly after the Effective Date and the holders of those Papillon Shares so issued are registered as the holders of those Papillon Shares in the Register before the Record Date and that B2Gold is provided with the names of those holders and the number of Papillon Shares issued to each of them. To this end, the Papillon Board shall, prior to the Second Court Date, pass a resolution authorising the issue of the Papillon Shares pursuant to this clause 5.1(u)(i), and the registration of the holders of those Papillon Shares in the Register, subject only to the Scheme becoming Effective.

(ii)	close the Register as at the Record Date to determine the identity of the Scheme Participants and their entitlements to the Scheme Consideration;

(iii)

provide to B2Gold all information about the Scheme Participants that B2Gold reasonably requires in order for B2Gold to provide the Scheme Consideration to the Scheme Participants in accordance with the Scheme;

(iv)	execute proper instruments of transfer of the Papillon Shares and effect and register the transfer of the Papillon Shares in accordance with the Scheme;

(v)	register all transfers of Papillon Shares to B2Gold on, or as soon as practicable after, the Implementation Date; and

(vi)	do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court;

(v)

access to information: provide to B2Gold and its Representatives reasonable access to employees, officers and other facilities and properties of the Papillon Group and to the books and records of the Papillon Group, for the purpose of implementing the Transaction;

(w)

compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction (including, without limitation, doing everything reasonably within its powers to ensure the Transaction complies with all applicable securities laws or is otherwise exempt therefrom);

(x)

listing: not do anything to cause Papillon Shares to cease being quoted on the ASX or to become permanently suspended from quotation or listing prior to completion of the Transaction, unless B2Gold has agreed in writing;

(y)	delivery of due diligence: make available promptly to B2Gold the Papillon Diligence Materials;

(z)

merged co-information: Papillon will prepare and promptly provide to B2Gold any information regarding the Papillon Group, which B2Gold reasonably requires in order to prepare the information regarding the merged Papillon–B2Gold entity following implementation of the Scheme for inclusion in the Scheme Booklet;

(aa)	Papillon Prescribed Occurrence: between the date of this agreement and 8.00am on the Second Court Date, ensure that no Papillon Prescribed Occurrence occurs; and

(bb)

Papillon incentive plans: subject to Court approval of the Scheme but with effect from the Effective Date and subject to any restrictions under applicable law, suspend all of its executive and employee incentive plans that will or could result in securities being issued to the Papillon Group employees including the Papillon Performance Rights Plan.

(cc)

updated legal report: promptly after the execution of this agreement, Papillon will procure the preparation by competent counsel of an updated version (Updated Report) of the Legal Report Related to Songhoi Resources SARL, dated 27 June 2013, which is contained in the Papillon Diligence Materials (June 2013 Report). The form and content of the Updated Report shall faithfully reflect the form and content of the June 2013 Report but be updated to address any matters arising since the date of the June 2013 Report, including the issue of the exploitation permit (‘Permis d’exploitation’) but not the process of conversion from an exploration permit (‘Permis de recherché’) into an exploitation permit (‘Permis d’exploitation’). Papillon shall procure that the Updated Report is issued to Papillon and B2Gold, and is dated after the date of this agreement.

5.2	Papillon Registry details

For the purpose of clause 5.1(u), Papillon must give all necessary directions to the Papillon Registry to ensure that any information that B2Gold reasonably requests in relation to the Register, including any CHESS sub- register and any issuer sponsored sub-register, is promptly provided to B2Gold and, where requested by B2Gold, Papillon must procure that such information is made available in such electronic form as is reasonably requested by B2Gold.

5.3	B2Gold's obligations

B2Gold must execute all documents and do all acts and things within its power as may be necessary or desirable for the implementation and performance of the Scheme on a basis consistent with this agreement and substantially in accordance with the Timetable, and in particular B2Gold must:

(a)

B2Gold Information: prepare and provide to Papillon all information in relation to B2Gold and merged entity that is required to be included in the Scheme Booklet to comply with applicable laws relevant to that information (B2Gold Information), make available to Papillon drafts of the B2Gold Information and the B2Gold Circular, consult with Papillon in relation to the content of those drafts and consider in good faith, for the purpose of amending those drafts, comments from Papillon and its Representatives on that information;

(b)

assist Independent Expert: subject to the Independent Expert entering into arrangements with Papillon, including in relation to confidentiality, in a form reasonably acceptable to B2Gold, provide any assistance and information reasonably requested by the Independent Expert to enable it to prepare its report to be sent together with the Scheme Booklet;

	(c)	review drafts of Scheme Booklet: as soon as practicable after delivery, review drafts of the Scheme Booklet prepared by Papillon and provide comments on those drafts in good faith;

(d)

approval of Regulator's Draft: as soon as practicable after finalisation of an advanced draft of the Regulator's Draft suitable for review by ASIC, procure that a meeting of the B2Gold Board is convened to consider approving those sections of the Regulator's Draft that relate to the B2Gold Information as being in a form appropriate for provision to ASIC for review;

(e)

approval of Scheme Booklet : as soon as practicable after the end of the Regulatory Review Period, procure that a meeting of the B2Gold Board is convened to consider approving those sections of the Scheme Booklet that relate to the B2Gold Group appropriate for despatch to Papillon Shareholders, subject to the approval of the Court;

(f)

B2Gold Circular: prepare the B2Gold Circular which complies with all applicable regulatory, compliance and content requirements including the requirements of the TSX and the Canadian Securities Authorities (and update the B2Gold Circular for any material developments), which for greater certainty includes the fairness opinion provided by its Financial Advisor;

	(g)	B2Gold directors’ recommendation: include in the B2Gold Circular a statement by the B2Gold Board:

(i)	unanimously recommending that B2Gold Shareholders vote in favour of the B2Gold Resolutions unless there has been a change of recommendation permitted under this agreement; and

(ii)

that each B2Gold Board member that is permitted to vote, will vote, or procure the voting of any B2Gold Shares (as applicable) held by or on behalf of a B2Gold Board Member at the time of the B2Gold meeting in favour of the B2Gold Resolutions;

(h)	B2Gold Board meeting: procure a meeting of the B2Gold Board to consider and, if thought fit, approve the Scheme Booklet and the B2Gold Circular;

(i)

B2Gold Shares listing: as soon as practicable make application for the B2Gold Shares to be issued under the Scheme and as Cancellation Consideration to be conditionally approved for listing on the TSX, subject to the customary listing requirements, and approved for listing on the NYSE MKT, and do everything reasonably necessary to advance such applications, including holding the B2Gold Shareholders’ Meeting;

(j)

trading: do everything reasonably necessary to ensure that trading on the TSX and NYSE MKT in the B2Gold Shares issued under the Scheme and as Cancellation Consideration is permitted to commence by the third Business Day after the Implementation Date;

(k)

compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction (including, without limitation, doing everything reasonably within its powers to ensure the Transaction complies with all applicable securities laws or is otherwise exempt therefrom);

(l)	B2Gold Scheme Consideration: if the Scheme becomes Effective, provide the Scheme Consideration in the manner and amount contemplated by clause 4 and the terms of the Scheme and the Deed Poll;

(m)	B2Gold Cancellation Consideration: if the Scheme becomes Effective, provide the Cancellation Consideration in the manner and amount contemplated by clause 4 and the terms of the Scheme;

(n)	B2Gold Prescribed Occurrence: ensure that no B2Gold Prescribed Occurrence occurs between the date of this agreement and 8.00am on the Second Court Date;

(o)	Deed Poll: simultaneous with the execution of this agreement, execute the Deed Poll;

(p)	Delivery of due diligence: B2Gold will make available promptly to Papillon the B2Gold Diligence Materials; and

(q)

access to information: provide to Papillon and its Representatives reasonable access to officers and facilities and properties of the B2Gold Group and to the books and records of the B2Gold Group, for the purpose of implementing the Transaction.

5.4	Scheme Booklet

	(a)	Papillon must consult with B2Gold as to the content of the Scheme Booklet (other than B2Gold Information).

	(b)	B2Gold must consult with Papillon as to the content of B2Gold Information.

	(c)	The parties agree that:

(i) the efficient preparation of the Scheme Booklet is in the interests of the parties and Papillon Shareholders; and

(ii)

they will use all reasonable endeavours and utilise all necessary resources (including management resources and the resources of external advisers) to produce the Scheme Booklet as soon as reasonably practicable and in substantial accordance with the Timetable.

(d)

B2Gold’s obligations under clauses 5.3(c), 5.3(d) and 5.3(e) relate only to the factual accuracy of B2Gold Information and B2Gold takes no responsibility for information in the Scheme Booklet other than B2Gold Information. To that end, the Scheme Booklet will include a statement:

	(i)	by Papillon that B2Gold is not responsible for any information contained in the Scheme Booklet other than B2Gold Information; and

	(ii)	by B2Gold that Papillon is not responsible for any B2Gold Information contained in the Scheme Booklet.

(e)

Papillon must undertake appropriate due diligence and verification processes for the purposes of complying with clause 5.1(j) and will make such verification material available to B2Gold on request by it.

(f)

B2Gold must undertake appropriate due diligence and verification processes for the purposes of complying with clause 5.3(e) and will make such verification material available to Papillon on request by it.

(g)

The parties must promptly inform the other if they have any reason to believe that any information in the Scheme Booklet is misleading or deceptive in any material respect (whether by omission or otherwise) whether because of B2Gold Information or otherwise.

(h)

If there is a dispute as to the content of any part of the Scheme Booklet (including B2Gold Information), the parties must consult in good faith and use their reasonable endeavours to resolve the dispute within two Business Days. If the parties fail to agree on the form or content of the Scheme Booklet:

	(i)	Papillon will have the final decision on the form or content of any Papillon Information; and

	(ii)	B2Gold will have the final decision on the form or content of any B2Gold Information.

Even if there is a dispute as to the form or content of the Scheme Booklet and the parties use this procedure, the parties will continue to perform their obligations under this agreement.

5.5	Good faith co-operation

Each party must procure that its Representatives work (including by attending meetings and by providing information) in good faith and in a timely and co-operative fashion with the other parties to implement the Scheme and to prepare all documents required relating to the Scheme.

5.6	Directors’ Recommendation

(a)	Papillon Board:

(i)	Subject to clause 5.6(a)(ii), the Papillon Board must:

(A)	unanimously recommend that the Scheme is in the best interests of Papillon Shareholders and not subsequently change, withdraw or modify that recommendation in the absence of a Superior Offer;

(B)

unanimously recommend that Papillon Shareholders vote in favour of all resolutions to be proposed at the Scheme Meeting in relation to the Scheme and approve the Scheme, and not subsequently change, withdraw or modify that recommendation in the absence of a Superior Offer;

(C)	include in all public statements made after execution of this agreement and relating to the Scheme or the Transaction a statement to the effect of clauses 5.6(a)(i)(A) and 5.6(a)(i)(B); and

(D)	not make any public statement or take any other action that contradicts or qualifies the recommendation of the Scheme by the Papillon Directors in the absence of a Superior Offer,

and the Scheme Booklet must state that each Papillon Director who holds Papillon Shares, or on whose behalf Papillon Shares are held, intends to vote in favour of the Scheme in the absence of a Superior Offer.

(ii)	The Papillon Board collectively, and the members of the Papillon Board individually, must not, change, withdraw or modify his or her recommendation unless:

	(A)	the Independent Expert fails to provide a report to Papillon that concludes that the Scheme is in the best interests of Papillon Shareholders; or

	(B)	the Papillon Directors have unanimously:

		(I)	made the determination contemplated by clause 10.7(b)(ii) in respect of a Superior Offer after B2Gold's rights under clause 10.6(c) have been exhausted and after evaluation of any Counterproposal; and

		(II)	publicly recommended that the Superior Offer is in the interests of Papillon Shareholders.

(b)	B2Gold Board:

	(i)	Subject to clause 5.6(b)(ii), the B2Gold Board must:

		(A)	unanimously recommend to B2Gold Shareholders that they vote in favour of the B2Gold Resolutions;

		(B)	include in all public statements made after execution of this agreement and relating to the Scheme or the Transaction a statement to the effect of clause 5.6(b)(i)(A); and

		(C)	not make any public statement or take any other action that contradicts the recommendation of the B2Gold Resolutions by the B2Gold Directors,

and the B2Gold Circular will state that each B2Gold Director who holds B2Gold Shares, or on whose behalf B2Gold Shares are held, intends to vote in favour of the B2Gold Resolutions.

(ii)	The B2Gold Board collectively, and the members of the B2Gold Board individually, must not, change, withdraw or modify its or his recommendation.

5.7	Court refuses to make orders

If the Court refuses to make any orders pursuant to section 411(1) of the Corporations Act convening the Scheme Meeting to consider or approve the Scheme, Papillon must appeal the Court's decision to the fullest extent possible (with costs to be borne equally by B2Gold and Papillon) except where:

	(a)	the parties agree otherwise; or

	(b)	Papillon and B2Gold are each advised by their legal counsel that an appeal would have no reasonable prospect of success.

5.8	Appointment of Directors

	(a)	Papillon must, as soon as practicable:

(i)

after the Second Court Date (provided the Scheme is approved by the Court), and subject to the receipt of appropriate consents to act, take all actions necessary to cause the appointment of such number of nominees of B2Gold to the Papillon Board and all other actions, which gives those nominees, acting together, Control of at least half the votes that may be cast at a meeting of the Papillon Board;

(ii)

on the Implementation Date, ensure that all directors on the Papillon Board (other than the B2Gold’s nominees appointed pursuant to clause 5.8(a)) resign and release Papillon from any Claims they may have against Papillon; and

(iii)

on the Implementation Date, take all actions to ensure that subject to clause 5.8(a)(ii), all directors on the boards of each Papillon Group member (other than the nominees of the B2Gold appointed pursuant to clause 5.8(a)), resign and release Papillon and the applicable Papillon Group member and, subject to the receipt of appropriate consents to act, to cause the appointment of nominees of B2Gold to those boards.

(b)

B2Gold must, as soon as practicable on the Implementation Date, and subject to the receipt of an appropriate consent to act, take all actions necessary to cause the appointment of a nominee of Papillon to the B2Gold Board.

5.9	Papillon Options

As soon as reasonably practicable after the date of this agreement but in any event within 10 Business Days of that date, Papillon must use all reasonable endeavours to procure that each person who is a holder of Papillon Options enters into a written agreement with Papillon and B2Gold to have his or her options cancelled, with effect from the Implementation Date, in consideration for the issue on the Implementation Date of the Cancellation Consideration, subject to the Scheme becoming Effective. The form of agreement to be used for this purpose must be acceptable to B2Gold, acting reasonably. B2Gold must take all necessary steps (including, but not limited to, the obtaining of any necessary shareholder approvals or Regulatory Approvals) to enable it to issue the Cancellation Consideration on the Implementation Date.

5.10	U.S. Securities Compliance

B2Gold and Papillon shall take all steps as may be required to cause the B2Gold Shares to be issued to Papillon Shareholders under the Scheme to be issued pursuant to the exemption from registration under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act.

In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, Papillon and B2Gold agree that the Scheme will be implemented on the following basis:

(a) the Scheme will be subject to the approval of the Court;

(b)

prior to the Second Court Date, the Court will be advised that B2Gold intends to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act for the B2Gold Shares to be issued pursuant to the Scheme, based on the Court’s approval of the Scheme;

(c) the Court will be required to satisfy itself as to the fairness of the Scheme to the Papillon Shareholders;

(d) each Papillon Shareholder will have the right to appear before the Court at the hearing to give approval of the Scheme under section 411(4) of the Corporations Act; and

(e)

Papillon will ensure that each Papillon Shareholder will be given adequate notice advising it of its right to attend that hearing and providing it with sufficient information necessary for it to exercise that right.

5.11	Employees

In the event that B2Gold agrees to terminate on the Effective Date, or to cause Papillon to terminate on the Effective Date, certain of the current employees located at Papillon’s Perth Office (other than those employees who enter into retention agreements or arrangements), B2Gold confirms that it will honour, or to cause Papillon to honour, all of the existing employment arrangements and agreements with such employees, including, without limitation, by paying to the individuals party to or subject to such arrangements and agreements, in each case, such amounts as are payable in respect of severance, change of control and other amounts owing to such individuals upon termination in accordance with such arrangements or agreements without consideration of the remaining term of any such agreement.

6	CONDUCT OF BUSINESS

6.1	Conduct of business by Papillon

(a)

From the date of this agreement until the Implementation Date, Papillon must conduct its business, and must cause its Subsidiaries to conduct their respective businesses, in the ordinary course of business consistent with past practice, including making all reasonable efforts to:

(i)	maintain its business and assets;

(ii)	maintain the insurance (or reinsurance) policies of the Papillon Group;

(iii)

other than as a result of retirement, redundancy, non- renewal of contracts or resignation in the ordinary course, keep available the services of its directors, officers and key employees for the operations of the Papillon Group;

(iv)

maintain and preserve their relationships with Government Agencies, customers, suppliers, licensors, licensees and others having business dealings with a member of the Papillon Group (including, using reasonable endeavours to obtain consents from Third Parties to any change of control provisions which B2Gold reasonably requests in contracts or arrangements to which a member of the Papillon Group is a party); and

(v)	not enter into any lines of business or other activities in which members of the Papillon Group are not engaged as of the date of this agreement,

except:

(vi)	as may be required or contemplated by this agreement or to the Scheme; or

(vii)	as may be undertaken with the prior approval of B2Gold, such approval not to be unreasonably withheld or delayed.

(b)	Notwithstanding clause 6.1(a), Papillon must not, and ensure that its Subsidiaries do not:

(i)

increase the remuneration of or pay any bonus (excluding sales commission under existing sales commission arrangements) or issue any securities or options to, or otherwise vary the employment agreements with, any of its directors or any employees with an existing annual total fixed remuneration greater than A$100,000 (Senior Executive);

	(ii)	accelerate the rights of any of its directors or Senior Executives to benefits of any kind;

(iii)

pay a director or Senior Executive a termination payment, other than as provided for in an existing employment contract in place as at the date of this agreement and a copy of which has previously been disclosed to B2Gold;

(iv)

enter into any enterprise bargaining agreement or industrial instrument or long term supply agreement with a term of more than 12 months other than in the ordinary course of business or pursuant to contractual arrangements in effect on the date of this agreement and which have been disclosed in writing to B2Gold prior to the date of this agreement;

	(v)	give or agree to give a financial benefit to a related party of Papillon other than in accordance with the exceptions set out in Chapter 2E of the Corporations Act;

	(vi)	amend in any material respect any arrangement with its Financial Advisors in respect of the transactions contemplated by this agreement;

(vii)	enter into any new financing arrangements in excess of $2,000,000 in aggregate;

(viii)	except pursuant to an agreement with a Financial Advisor that was entered into prior to the date hereof, pay any fee to any adviser where such fee is contingent on completion of the Transaction;

(ix)	take any action that would be reasonably expected to give rise to a Papillon Prescribed Occurrence;

(x)	modify the rules of any option plan in respect of, or the terms of issue of, the Papillon Options;

(xi)	take any action:

	(A)	in respect of its information technology systems which would have a material adverse impact on those systems; or

	(B)	in respect of its distribution and logistics arrangements which would have a material adverse impact on those arrangements;

(xii)

satisfy or settle any Claim, dispute, liability or obligation, except such as have been included in the Papillon Financial Statements or which constitutes a Claim between Papillon and the Papillon Group;

(xiii)	grant any waiver, exercise any option or relinquish any material contractual rights; or

(xiv)	enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments; or

(xv)	agree to do any of the matters set out above,

except:

(xvi)	with the prior written consent of B2Gold; or

(xvii)	as required by law or under this agreement or the Scheme.

6.2	Transaction implementation and access to information

(a)	From the date of this agreement until the Implementation Date:

(i)	Papillon must:

	(A)	provide B2Gold with reasonable access to such officers, documents, records and other information which B2Gold or its Related Entities reasonably require for the purposes of:

		(I)	understanding the Papillon Group’s financial position, prospects and affairs including its cash flow and working capital position;

		(II)	implementation of the Scheme; and

(III)	preparing for carrying on the business of the Papillon Group following implementation of the Scheme; and

(B)	without limiting clause 6.2(a)(i)(A), provide B2Gold with:

	(I)	monthly management reports; and

	(II)	details of any material agreements that are proposed to be entered into during that period.

(ii)	B2Gold must:

	(A)	provide Papillon with reasonable access to such officers, documents, records and other information which Papillon or its Related Entities reasonably require for the purposes of:

		(I)	understanding the B2Gold Group’s financial position, prospects and affairs including its cash flow and working capital position; and

		(II)	implementation of the Scheme.

(b)	The rights and obligations of the parties under this clause 6.2 are subject to the terms of the Confidentiality Agreement.

(c)

Nothing in this clause 6.2 requires Papillon or B2Gold to act at the direction of the other. The business of each party and their Subsidiaries will continue to operate independently of the other until the Implementation Date.

6.3	Conduct of Business by B2Gold

(a)

From the date of this agreement until the Implementation Date, B2Gold must conduct its business, and must cause its Subsidiaries to conduct their respective businesses, in the ordinary course of business consistent with past practice, including making all reasonable efforts to:

		(i)	maintain its business and assets;

		(ii)	maintain the insurance (or reinsurance) policies of B2Gold;

		(iii)	maintain and preserve their relationships with Government Agencies, customers, suppliers, licensors, licensees and others having business dealings with B2Gold; and

		(iv)	not enter into any lines of business or other activities in which B2Gold is not engaged as of the date of this agreement,

except:

(v)	as may be required or contemplated by this agreement or to the Scheme; or

(vi)	as may be undertaken with the prior approval of Papillon, such approval not to be unreasonably withheld or delayed.

7	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

7.1	B2Gold’s representations and warranties

B2Gold represents and warrants to Papillon each of the B2Gold Representations and Warranties.

7.2	Qualifications on B2Gold Warranties

The B2Gold Representations and Warranties under clause 7 .1 and Schedule 3 are subject to matters that have been fully and fairly disclosed in:

(a) the B2Gold Diligence Materials; and

(b) the B2Gold Disclosure Letter.

7.3	Papillon’s representations and warranties

Papillon represents and warrants to B2Gold each of the Papillon Representations and Warranties.

7.4	Qualifications on Papillon Warranties

The Papillon Representations and Warranties under 7.3 and Schedule 3 are subject to matters that have been fully and fairly disclosed in:

(a) the Papillon Diligence Materials; and

(b) the Papillon Disclosure Letter.

7.5	No Survival of representations

Each representation and warranty referred to in clauses 7.1 and 7.3 merges on termination of this agreement or completion of the Scheme.

7.6	Timing of representation and warranties

Each representation and warranty made or given under clauses 7.1 or 7.3 is given:

(a) at the date of this agreement; and

(b) at 8.00am on the Second Court Date; or

where expressed to be given at a particular time, at that time.

7.7	Liability of directors and officers

(a)

Each party agrees that it will release its rights against, and will not make any claim against, any past or present director or employee of the other in relation to information provided to it or in relation to its entry into this agreement. In this clause 7.7(a), the reference to any past or present director or employee of the other refers to any past or present director or employee of the B2Gold Group or the Papillon Group.

(b) Each party holds the releases in clause 7.7(a) in respect of its directors and employees as trustee for its past and present directors and employees.

(c)

B2Gold must procure that each member of the Papillon Group preserve the indemnities and other rights under the deeds of indemnity, access and insurance made by them in favour of their respective directors and officers from time to time, and in particular, must not take any action which would prejudice or adversely affect any directors' and officers' run-off insurance cover taken out prior to the Implementation Date.

8	TERMINATION RIGHTS

8.1	Termination events

Without limiting any other provision of this agreement:

	(a)	either party (non-defaulting party) may terminate this agreement by notice in writing to the other party:

		(i)	if the Sunset Date has passed before the Transaction has been implemented (other than as a result of a breach by the terminating party of its obligations under this agreement);

		(ii)	if each of the following has occurred:

(A)

the other party (defaulting party) is in breach of a material provision of this agreement (other than for breach of a representation or warranty in clauses 1 or 2 of Schedule 3) at any time prior to 8.00am on the Second Court Date;

			(B)	the non-defaulting party has given notice to the defaulting party setting out the relevant circumstances of the breach and stating an intention to terminate the agreement; and

			(C)	the relevant circumstances have continued to exist five Business Days (or any shorter period ending at 8.00am on the Second Court Date) from the time the notice in clause 8.1(a)(ii)(B) is given;

(iii)	if the required majorities of Papillon Shareholders do not approve the Scheme at the Scheme Meeting;

(iv)	if the required majority of B2Gold Shareholders do not approve the B2Gold Resolutions;

(v)

if a Court or other Regulatory Authority has issued an order, decree or ruling or taken other action that permanently restrains or prohibits the Transaction and that order, decree, ruling or other action has become final and cannot be appealed; or

(vi)	in accordance with clause 3.8(b); or

(b)	B2Gold may terminate this agreement by notice in writing to Papillon if at any time prior to 8:00am on the Second Court Date:

	(i)	Papillon breaches any representation or warranty in clause 1 of Schedule 3 and:

(A)	the breach:

(I)	cannot be remedied by subsequent action on the part of Papillon before 8.00am on the Second Court Date; and

(II)

was of a kind that, had it been disclosed to B2Gold prior to its entry into this agreement, could reasonably be expected to have resulted in B2Gold either not entering into this agreement or entering into it on materially different terms; or

(B)	the breach amounts to, results in, or discloses anything, that could reasonably be expected to amount to a Papillon Material Adverse Event;

(ii)

a Papillon Director fails to recommend the Scheme or the Transaction or makes or withdraws his recommendation that Papillon Shareholders vote in favour of the Scheme or makes a public statement indicating that he or she no longer supports the Scheme;

(iii)	a Papillon Prescribed Occurrence occurs prior to 8:00am on the Second Court Date;

(iv)	the Papillon Board recommends a Superior Offer for Papillon; or

(v)

a Competing Proposal for Papillon is announced, made, or becomes open for acceptance and, pursuant to that Competing Proposal for Papillon, the bidder for Papillon acquires voting power (within the meaning of section 610 of the Corporations Act) of 50% or more of Papillon and that Competing Proposal for Papillon is (or has become) free from any defeating conditions.

(c)	Papillon may terminate this agreement by notice in writing to B2Gold if:

	(i)	at any time prior to 8.00am on the Second Court Date, B2Gold breaches any representation or warranty in clause 2 of Schedule 3 and:

		(A)	the breach:

			1.	cannot be remedied by subsequent action on the part of B2Gold before 8.00am on the Second Court Date; and

2.

was of a kind that, had it been disclosed to Papillon prior to its entry into this agreement, could reasonably be expected to have resulted in Papillon either not entering into this agreement or entering into it on materially different terms; or

		(B)	the breach amounts to, results in, or discloses anything, that could reasonably be expected to amount to a B2Gold Material Adverse Event;

	(ii)	at any time prior to the date of the Scheme Meeting, a majority of the Papillon Directors have changed, withdrawn or modified their recommendation in accordance with clause 5.6(a)(ii)(B);

(iii)

a B2Gold Director fails to recommend the B2Gold Resolutions or the Transaction or makes or withdraws his recommendation that B2Gold Shareholders vote in favour of the B2Gold Resolutions or makes a public statement indicating that he or she no longer supports the B2Gold Resolutions or the Transaction;

(iv)	in order to permit the Papillon Board to recommend a Superior Offer; or

(v)	a B2Gold Prescribed Occurrence occurs prior to 8:00am on the Second Court Date.

8.2	Notice of breach

Each party must give notice to the other as soon as practicable after it becomes aware of a breach by it of this agreement (including in respect of any representation or warranty).

8.3	Termination right

(a) Any right to terminate this agreement under clauses 8.1(a), 8.1(b) or 8.1(b) that arises before the Second Court Date ceases at 8.00am on the Second Court Date.

(b) Subject to clause 8.3(a), any right to terminate this agreement ceases when the Scheme becomes Effective.

8.4	Effect of termination

(a) If a party terminates this agreement, each party will be released from all further obligations under this agreement other than under clauses 1, 3.8(c), 9, 11, 12, 13 and 14.

(b) Termination of this agreement does not affect any accrued rights or remedies of a party (including in respect of any past breach of this agreement by the other party).

9	PUBLIC ANNOUNCEMENTS

9.1	Announcement of transaction

(a) Immediately after the execution of this agreement, Papillon and B2Gold must issue public announcements in a form agreed to in writing between them, each party acting reasonably.

(b)

The Papillon announcement must include a unanimous recommendation by the Papillon Board to Papillon Shareholders that, in the absence of a Superior Offer and subject to any negative conclusion in the Independent Expert’s Report, Papillon Shareholders vote in favour of the Scheme and that all the members of the Papillon Board will vote (or will procure the voting of) all Papillon Shares held by or on behalf of a member of the Papillon Board in favour of the Scheme.

(c)

The B2Gold announcement must include a unanimous recommendation by the B2Gold Board to the B2Gold Shareholders that B2Gold Shareholders vote in favour of the B2Gold Resolutions and that all the respective members of the B2Gold Board will vote (or will procure the voting of) all B2Gold Shares held by or on behalf of a member of the B2Gold Board in favour of the B2Gold Resolutions.

9.2	Public announcements

(a)

Subject to clause 9.2(b), no public announcement or disclosure in relation to the Transaction or any subject matter thereof, or any other transaction the subject of this agreement or the Scheme (including any staff or client announcements or presentations) may be made other than in a form approved by each party (acting reasonably), but each party must use all reasonable efforts to provide such approval as soon as practicable.

(b)

Where a party is required by law and/or the Listing Rules, the listing rules of the TSX or NYSE MKT or pursuant to Canadian securities laws to make any announcement or make any disclosure in relation to the Transaction or any other transaction the subject of this agreement or the Scheme, it may do so only after it has given as much notice as possible to, and has consulted (to the fullest extent reasonable in the circumstances) with the other party prior to making the relevant disclosure.

	(c)	B2Gold and Papillon agree to consult with each other in advance in relation to:

		(i)	overall communication plans;

		(ii)	approaches to Papillon Shareholders, holders of Papillon Options and B2Gold Shareholders;

		(iii)	approaches to the media; and

		(iv)	written presentations,

including to provide each other a reasonable advance opportunity to comment, to ensure that the information used in clauses (i) to (iv) above is consistent with the information in the Scheme Booklet.

9.3	Statements on termination

The parties must act in good faith and use all reasonable endeavours to issue agreed statements in respect of any termination of this agreement and, to that end but without limitation, clause 9.2 applies to any such statements or disclosures.

10	EXCLUSIVITY

10.1	No-shop

During the Exclusivity Period, Papillon must ensure that none of it, its Subsidiaries, or any of its or their Representatives directly or indirectly:

	(a)	solicits, invites, facilitates, encourages or initiates any enquiries, negotiations, discussions or proposals;

	(b)	subject to clause 10.7, provides or makes available any information (including by way of providing information and access to perform due diligence on the Papillon Group);

	(c)	subject to clause 10.7, enter into any agreement, arrangement or understanding (whether or not in writing and whether or not legally binding); or

	(d)	communicates any intention to do any of these things, in relation to, or which may reasonably be expected to lead to, a Competing Proposal.

10.2	No-talk

During the Exclusivity Period, but subject to clause 10.7, Papillon must ensure that none of it, its Subsidiaries, or any of its or their Representatives directly or indirectly:

	(a)	initiates, negotiates or enters into or participates in negotiations or discussions with any person; or

	(b)	communicates any intention to do any of these things,

in relation to, or which may reasonably be expected to lead to:

(c)

a Competing Proposal, even if that person's Competing Proposal was not directly or indirectly solicited, encouraged or initiated by Papillon or any of its Representatives or the person has publicly announced the Competing Proposal; or

(d)	the Transaction not completing.

10.3	Due diligence information

During the Exclusivity Period, Papillon must ensure that none of it, its Subsidiaries, or any of its or their Representatives in relation to a Competing Proposal:

(a)

solicits, invites, initiates, encourages, or subject to clause 10.7, facilitates any party other than B2Gold to undertake due diligence investigations on Papillon, the Papillon Group or their respective businesses and operations; or

(b)

subject to clause 10.7, makes available to any other person or permits any other person to receive (in the course of due diligence investigations or otherwise) any non- public information relating to Papillon, any member of the Papillon Group or their respective businesses and operations.

10.4	Notification of approaches

	(a)	During the Exclusivity Period, Papillon must promptly notify B2Gold in writing if it, its Subsidiaries or any of its or their Representatives becomes aware of:

(i)

any approach, inquiry or proposal made to, and any attempt or any intention on the part of any person to initiate or continue any negotiations or discussions with Papillon or any of its Representatives with respect to, or that could reasonably be expected to lead to, any Competing Proposal, whether unsolicited or otherwise;

(ii)

any proposal whether written or otherwise made to Papillon, its Representatives or any of its Subsidiaries or their Representatives, in connection with, or in respect of any exploration or consummation of, a Competing Proposal or a proposed or potential Competing Proposal, whether unsolicited or otherwise;

(iii)

any request for information relating to Papillon or any member of the Papillon Group or any of their businesses or operations or any request for access to the books or records of Papillon or any member of the Papillon Group, which Papillon has reasonable grounds to suspect may relate to a current or future Competing Proposal;

(iv)

any intention by Papillon or any of its Representatives to provide any information relating to Papillon, any member of the Papillon Group or any of their businesses or operations to any person in connection with or for the purposes of a current or future Competing Proposal in reliance on clause 10.7;

(v)	any action by Papillon or any of its Representatives, or any intention of Papillon or any of its Representatives to take any action, in reliance on clause 10.7 (including under clause 10.4(a)(iv)); or

(vi)	any breach of this clause 10.4.

(b)	A notice given under this clause 10.4 must be accompanied by all material details of the relevant event, including:

(i)

the identity of the person or persons taking any action referred to in clause 10.4(a)(i) or 10.4(a)(ii) or on whose behalf any such action was taken or any person to whom Papillon intends to provide information under clause 10.4(a)(iii) (Third Party Bidder);

	(ii)	the terms and conditions of any Competing Proposal or any proposed Competing Proposal (to the extent known); and

	(iii)	the circumstances in which any information is provided to the Third Party Bidder.

10.5	Access to information

(a)

Where, in reliance on clause 10.7, and subject to applicable law, the Papillon Group or any member of the Papillon Group or any of their Representatives proposes to provide any information relating to the Papillon Group to any Third Party Bidder in connection with or for the purposes of a current or future Competing Proposal, it must, to the extent that B2Gold has not previously been provided with the information, provide B2Gold with a complete copy of that information at the same time as it is provided to the Third Party Bidder.

	(b)	Nothing in this clause 10 prevents Papillon or any of its Representatives from:

		(i)	providing information to its Representatives;

		(ii)	providing information required to be provided by law, a Court or any Regulatory Authority; or

		(iii)	making presentations to brokers, portfolio investors and analysts in the ordinary and usual course of business.

10.6	Papillon's response to Third Party Bidder and B2Gold's right to respond

(a)

If Papillon is permitted by virtue of clause 10.7 to engage in activity that would otherwise breach clauses 10.2 and 10.3(b), Papillon must enter into a confidentiality agreement with the Third Party Bidder which is on terms no less onerous to the Third Party Bidder than the Confidentiality Agreement is to B2Gold.

(b)

Without prejudice to B2Gold's rights under this clause 10, if at any time during the Exclusivity Period any Papillon Director wishes to approve or recommend entry into any agreement, commitment, arrangement or understanding relating to a Competing Proposal (other than a confidentiality agreement contemplated by clause 10.6(a)), Papillon must ensure that he or she does not do so:

(i)

unless the Competing Proposal is bona fide and, assuming that the Competing Proposal is implemented, it would mean a person (other than B2Gold) would directly or indirectly acquire 100% of the Papillon Group; and

(ii)	until each of the following has occurred:

(A)	the Papillon Directors have made the determination contemplated by clause 10.7(b)(ii) in respect of that Competing Proposal;

(B)

Papillon has given B2Gold notice in writing of its intention to enter into an agreement, commitment, arrangement or understanding relating to that Competing Proposal, subject to B2Gold's rights under clause 10.6(c);

(C)	B2Gold's rights under clause 10.6(c) have been exhausted;

(D)

the Papillon Directors have made the determination contemplated by clause 10.7(b)(ii) in respect of that Competing Proposal after B2Gold's rights under clause 10.6(c) have been exhausted and after evaluation of any Counterproposal; and

(E)	that Competing Proposal has been publicly announced by that person.

(c)

If Papillon gives notice to B2Gold under clause 10.6(b)(ii)(B), B2Gold will have the right, but not the obligation, at any time during the period of 5 Business Days following receipt of the notice, to:

(i)	offer to amend the terms of the Scheme;

(ii)	make a takeover bid for Papillon; or

(iii)	propose any other form of transaction,

(each a Counterproposal), and if it does so then Papillon and the Papillon Directors must review the Counterproposal in good faith. If the Counterproposal would be more favourable to Papillon and Papillon Shareholders than the Competing Proposal (having regard to the matters noted in clause 10.7(b)(ii)), then:

(iv)	if the Counterproposal contemplates an amendment to the Scheme, the parties must enter into an amended agreement in relation to the Scheme reflecting the Counterproposal; or

(v)

if the Counterproposal contemplates any other form of transaction, Papillon must announce promptly to the market that the Papillon Directors unanimously recommend the Counterproposal, and the parties must pursue implementation of the Counterproposal in good faith.

(d)	Where at any time before the Scheme Meeting, a Counterproposal is received in accordance with clause 10.6(c) then, subject to applicable laws, at B2Gold’s request, Papillon will:

(i)

apply to the Court for an order adjourning the Scheme Meeting to a date acceptable to B2Gold, acting reasonably, which (where the Counterproposal involves a revision to the terms of the Scheme) must not be later than 10 Business Days after the scheduled date of the Scheme Meeting; and

(ii)

if B2Gold and Papillon amend the terms of this agreement pursuant to clause 10.6(c)(iv) or the Papillon Directors unanimously recommend the Counterproposal under clause 10.6(c)(v) the parties must ensure that the details of such amended agreement or recommended Counterproposal are communicated to the Papillon Shareholders as soon as practicable and in any event before the resumption of the adjourned Scheme Meeting.

(e)

For the purposes of this clause 10.6, each successive modification of any third party expression of interest, offer or proposal in relation to a Competing Proposal will constitute a new Competing Proposal.

10.7	Fiduciary and other carve- out

The restrictions in clauses 10.2 and 10.3 do not apply to the extent that:

(a) in response to an approach by a third party, Papillon writes to that third party in the following terms (but does not otherwise breach this clause 10):

“Under the scheme implementation agreement signed by Papillon and B2Gold, Papillon can only participate in negotiations or discussions with you, or make information available to you, if you propose a competing transaction that meets certain criteria and the Papillon Directors determine in good faith and acting reasonably, after taking advice, that failing to respond to a bona fide competing transaction would more likely than not constitute a breach of their fiduciary or statutory obligations. For further information, we refer you to the announcement made by Papillon and B2Gold on [insert date].”; or

(b)

they restrict Papillon or the Papillon Directors from taking or refusing to take any action with respect to a Competing Proposal (in relation to which there has been no contravention of this clause 10) provided:

	(i)	the Competing Proposal is bona fide and is made in writing by or on behalf of a person that each of the Papillon Directors consider is of reputable commercial standing; and

	(ii)	the Papillon Directors have determined in good faith and acting reasonably:

		(A)	the Competing Proposal is a Superior Offer, and

		(B)	after having received advice from its external legal adviser practising in the area of corporate law,

that failing to respond to such a bona fide Competing Proposal would more likely than not constitute a breach of the Papillon Directors' fiduciary duties or statutory obligations.

10.8	No current discussions

Papillon represents and warrants to B2Gold that, as at the date of this agreement, neither it nor any of its Representatives:

	(a)	is participating, directly or indirectly, in any discussions or negotiations with a third party that concern, or that could reasonably be expected to lead to, a Competing Proposal for that party; or

(b)

is a party to any agreement, arrangement or understanding with a third party in relation to a Competing Proposal for it or a possible Competing Proposal that would prevent it entering into this agreement or complying with its obligations under this agreement.

10.9	Legal advice

Papillon represents and warrants that:

	(a)	prior to entering into this agreement it has received legal advice on this agreement and the operation of this clause 10; and

(b)

it and the Papillon Board consider this clause 10 to be fair and reasonable and that it is appropriate to agree to the terms in this clause 10 in order to secure the significant benefits to it, and Papillon Shareholders, resulting from the Transaction.

11	REIMBURSEMENT FEES

11.1	B2Gold

	(a)	B2Gold Declaration

B2Gold represents and warrants to Papillon that it would not have entered into this agreement without the benefit of this clause 11.1 and it would not have entered into and continued the negotiations and conducted due diligence into Papillon leading up to this agreement unless B2Gold had a reasonable expectation that Papillon would agree to enter into a clause of this kind.

	(b)	Acknowledgments

		(i)	Papillon acknowledges that B2Gold has incurred:

			(A)	significant external advisory costs;

			(B)	out of pocket expenses, including air fares and hotel accommodation;

			(C)	commitment fees and other financing costs; and

(D)

reasonable opportunity costs incurred by B2Gold in pursuing the Transaction or in not pursuing other alternative acquisitions or strategic initiatives, in relation to the Transaction and will incur further costs if the Transaction is not successful (B2Gold Costs).

(ii)	Papillon represents and warrants that:

	(A)	prior to entering into this agreement it has received legal advice on this agreement and the operation of this clause 11.1;

	(B)	it has clear documentary evidence supporting the Papillon Board’s detailed consideration of this agreement and this clause 11.1 in particular; and

(C)

it and the Papillon Board considers this clause to be fair and reasonable and that it is appropriate to agree to the terms in this clause 11.1 in order to secure the significant benefits to it, and Papillon Shareholders, resulting from the Transaction.

(c)	Agreement on B2Gold Costs

The parties acknowledge that the amount of the B2Gold Costs is inherently unascertainable and that, even after termination of this agreement, the B2Gold Costs will not be able to be accurately ascertained. As a genuine and reasonable pre-estimate of the costs that B2Gold will suffer if the Transaction does not proceed, the parties agree that, for the purposes of this clause 11.1, the B2Gold Costs will be equal to the amount of the Papillon Reimbursement Fee Amount (it being acknowledged by the parties that the B2Gold Costs would most likely be significantly in excess of this amount).

(d)	Reimbursement of B2Gold Costs

	(i)	Subject to clause 11.1(d)(ii), Papillon agrees to pay to B2Gold the Papillon Reimbursement Fee Amount if at any time after execution of this agreement, any of the following events occur:

		(A)	any Papillon Director fails to recommend, or recommends against, qualifies their support of or withdraws its recommendation or approval of, the Transaction, in each case other than as a result of:

			(I)	the Independent Expert opining that the Scheme is not in the best interests of Papillon Shareholders; or

			(II)	the fact that a B2Gold Material Adverse Event has occurred and is continuing;

		(B)	any Papillon Director recommends or promotes a Competing Proposal, including for greater certainty, making any determination under clause 10.6(b);

(C)

the Court fails (taking into account all appeals) to approve the Scheme for the purposes of section 411(1)(b) of the Corporations Act as a result of a material non-compliance by Papillon with any of its obligations under this agreement;

		(D)	the Effective Date of the Scheme has not occurred prior to the Sunset Date as a consequence of:

(I)	non- compliance by Papillon with any of its obligations under this agreement; or

(II)	without limiting clause 11.1(d)(i)(D)(I), the Scheme Meeting not being held in a reasonably expeditious manner due to Papillon delaying the Scheme Meeting as a result of a Competing Proposal;

(E)

a Competing Proposal is announced before the date of the Scheme Meeting, the Scheme is not approved by the Papillon Shareholders at the Scheme Meeting and, as contemplated by the Competing Proposal, a third party acquires voting power (within the meaning of section 610 of the Corporations Act) of 50% or more of Papillon within twelve months of the Competing Proposal being announced; or

(F)	B2Gold terminates this agreement under clause 8.1(a)(ii) or 8.1(b)(i).

(ii)

For greater certainty, and notwithstanding anything in clause 11.1(d)(i), Papillon shall not be required to pay the Papillon Reimbursement Fee as a result of a breach of clause 5.1(cc) or the occurrence of a Papillon Prescribed Occurrence of the type set out in paragraph 21 of the definition of Papillon Prescribed Occurrence.

(iii)

The payment of the Papillon Reimbursement Fee Amount to B2Gold provided for in this clause 11.1(d) must be made within five Business Days of receipt of a written demand for payment by B2Gold. The demand may only be made after the occurrence of an event referred to in clause 11.1(d)(i) and termination of this agreement.

11.2	Papillon

	(a)	Papillon Declaration

Papillon represents and warrants to B2Gold that it would not have entered into this agreement without the benefit of this clause 11.2 and it would not have entered into and continued the negotiations and conducted due diligence into B2Gold leading up to this agreement unless Papillon had a reasonable expectation that B2Gold would agree to enter into a clause of this kind.

	(b)	Acknowledgments

		(i)	B2Gold acknowledges that Papillon has incurred:

			(A)	significant external advisory costs;

			(B)	out of pocket expenses including air fares and hotel accommodation; and

			(C)	reasonable opportunity costs incurred by Papillon in pursuing the Transaction or in not pursuing other alternative strategic initiatives,

in relation to the Transaction and will incur further costs if the Transaction is not successful (Papillon Costs).

(ii)	B2Gold represents and warrants that:

	(A)	it has received legal advice on this agreement and the operation of this clause 11.2;

	(B)	it has clear documentary evidence supporting the B2Gold Board’s detailed consideration of this agreement and this clause 11.2 in particular; and

(C)

it and the B2Gold Board considers this clause to be fair and reasonable and that it is appropriate to agree to the terms in this clause 11.2 in order to secure the significant benefits to it, and B2Gold Shareholders, resulting from the Transaction.

(c)	Agreement on Papillon Costs

The parties acknowledge that the amount of the Papillon Costs is inherently unascertainable and that, even after termination of this agreement, the Papillon Costs will not be able to be accurately ascertained. As a genuine and reasonable pre-estimate of the costs that Papillon will suffer if the Transaction does not proceed, the parties agree that, for the purposes of this clause 11.2, the Papillon Costs will be equal to the amount of the B2Gold Reimbursement Fee Amount (it being acknowledged by the parties that the Papillon Costs would most likely be significantly in excess of this amount).

(d)	Reimbursement of Papillon Costs

	(i)	B2Gold agrees to pay to Papillon the B2Gold Reimbursement Fee Amount if at any time after execution of this agreement, any of the following events occur:

(A)

the B2Gold Board fails to unanimously recommend, or recommends against, qualifies their support of or withdraws its recommendation or approval of, the B2Gold Resolutions, in each case other than as a result of the fact that a Papillon Material Adverse Event has occurred and is continuing;

(B)

the Court fails (taking into account all appeals) to approve the Scheme for the purposes of section 411(1)(b) of the Corporations Act as a result of a material non- compliance by B2Gold with any of its obligations under this agreement;

		(C)	the Effective Date of the Scheme has not occurred prior to the Sunset Date as a consequence of non-compliance by B2Gold with any of its obligations under this agreement;

(D)

a proposal or offer in respect of B2Gold is announced before the date of the B2Gold Shareholders Meeting, the B2Gold Shareholders do not approve the B2Gold Resolutions at the B2Gold Shareholders Meeting and, as contemplated by the proposal, a third party acquires voting power (within the meaning of section 610 of the Corporations Act) of 50% or more of B2Gold within twelve months of the proposal being announced; or

		(E)	Papillon terminates this agreement under clause 8.1(a)(ii) or 8.1(c)(i).

(ii)

The payment of the B2Gold Reimbursement Fee Amount to Papillon provided for in this clause 11.2(d) must be made within five Business Days of receipt of a written demand for payment by Papillon. The demand may only be made after the occurrence of an event referred to in clause 11.2(d)(i) and termination of this agreement.

(e)	No amounts payable

	(i)	Notwithstanding the occurrence of any event in 11.1(d) or 11.2(d), no B2Gold Reimbursement Fee or Papillon Reimbursement Fee is payable once the Scheme becomes Effective.

	(ii)	No Papillon Reimbursement Fee is payable by B2Gold if the B2Gold Shareholders do not approve the B2Gold Resolutions.

	(iii)	No B2Gold Reimbursement Fee is payable by Papillon if the Papillon Shareholders do not approve the Scheme.

(f)	Compliance with law

	(i)	If a court or the Takeovers Panel determines that any part of the B2Gold Reimbursement Fee or Papillon Reimbursement Fee:

		(A)	constitutes or would, if performed, constitute:

			(I)	a breach of the fiduciary or statutory duties of the Papillon Board or B2Gold Board, as appropriate; or

			(II)	unacceptable circumstances within the meaning of the Corporations Act; or

(B)	is unenforceable or would, if paid, be unlawful for any reason,

then Papillon or B2Gold (as appropriate) will not be obliged to pay such part of the B2Gold Reimbursement Fee or Papillon Reimbursement Fee and, if such fee has already been paid, then the relevant part or parties must within 5 Business Days after receiving written demand from the other party or parties refund that part of the B2Gold Reimbursement Fee or Papillon Reimbursement Fee.

(ii)

If in Takeovers Panel proceedings described in clause 11.2(f)(i), the Takeovers Panel indicates to a party that in the absence of a written undertaking pursuant to section 201A of the Australian Securities and Investments Commission Act 2001 (Cth) it will make a declaration of unacceptable circumstances, each of the parties (as the case may be) may give that undertaking on their own behalf and must give reasonable consideration to giving that undertaking if requested by the other parties. Where such undertakings are given, this clause 11 will operate in a manner consistent with the terms of such undertakings.

11.3	Claims

For greater certainty, each party agrees that, upon termination of this agreement under circumstances where Papillon or B2Gold is entitled to a Papillon Reimbursement Fee Amount or a B2Gold Reimbursement Fee Amount, as applicable, and such fee is paid in full, Papillon or B2Gold, as the case may be, shall be precluded from any other remedy against the other party at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against the other party or any of its Subsidiaries or any of the respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this agreement or the transactions contemplated hereby, provided, however that a payment by a party of a fee shall not be in lieu of any damages or any other payment or remedy available in the event of any wilful or intentional breach by such party of any of its obligations under this agreement.

12	GST

12.1	Interpretation

In this clause 12 and the rest of this agreement, a word or expression defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) has the meaning given to it in that Act.

12.2	GST exclusive

(a)	Any consideration or amount payable under this agreement, including any non- monetary consideration (as reduced in accordance with clause 12.2(e) if required) (Consideration) is exclusive of GST.

(b)

If GST is or becomes payable on a Supply made under or in connection with this agreement, an additional amount (Additional Amount) is payable by the party providing consideration for the Supply (Recipient) equal to the amount of GST payable on that Supply as calculated by the party making the Supply (Supplier) in accordance with the GST Law.

(c)

The additional amount payable under clause 12.2(b) is payable at the same time and in the same manner as the consideration for the supply, subject to the provision of a valid Tax Invoice at or before that time. If a valid Tax Invoice is not provided at or before that time then the Additional Amount is only payable on receipt of a valid Tax Invoice.

(d)

If for any reason (including the occurrence of an Adjustment Event) the amount of GST payable on a Supply (taking into account any Decreasing or Increasing Adjustments in relation to the Supply) varies from the Additional Amount payable by the Recipient under clause 12.2(b):

	(i)	the Supplier must provide a refund or credit to the Recipient, or the Recipient must pay a further amount to the Supplier, as appropriate;

	(ii)	the refund, credit or further amount (as the case may be) will be calculated by the Supplier in accordance with the GST Law; and

(iii)

the Supplier must notify the Recipient of the refund, credit or further amount within 14 days after becoming aware of the variation to the amount of GST payable. Any refund or credit must accompany such notification or the Recipient must pay any further amount within 7 days after receiving such notification, as appropriate. If there is an Adjustment Event in relation to the Supply, the requirement for the Supplier to notify the Recipient will be satisfied by the Supplier issuing to the Recipient an Adjustment Note within 14 days after becoming aware of the occurrence of the Adjustment Event.

(e)	Despite any other provision in this agreement:

(i)

if an amount payable under or in connection with this agreement (whether by way of reimbursement, indemnity or otherwise) is calculated by reference to an amount incurred by a party, whether by way of cost, expense, outlay, disbursement or otherwise (Amount Incurred), the amount payable must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of that Amount Incurred; and

	(ii)	no Additional Amount is payable under clause 12.2(b) in respect of a Supply to which section 84- 5 of the GST Act applies.

(f)

Any reference in this clause to an Input Tax Credit to which a party is entitled includes an Input Tax Credit arising from a Creditable Acquisition by that party and to which the Representative Member of a GST Group of which the party is a member is entitled.

13	NOTICES

13.1	Service of notices

A notice, demand, consent, approval or communication under this agreement (Notice) must be:

(a)	in writing and in English directed to the recipient's address for notices specified in the Details, as varied by any Notice; and

(b)	hand delivered or sent by facsimile to that address.

13.2	Effective on receipt

A Notice given in accordance with clause 13.1 takes effect when received (or at a later time specified in it), and is taken to be received:

(a)	if hand delivered, on delivery; or

(b)

if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the entire Notice unless, within eight hours after the transmission, the recipient informs the sender that it has not received the entire Notice, but if the delivery or transmission under clause 13.2(a) or 13.2(b) is not on a Business Day or after 5.00pm on a Business Day, the Notice is taken to be received at 9.00am on the Business Day after that delivery, receipt or transmission.

14	GENERAL

14.1	Alterations

This agreement may be altered only in writing signed by each party.

14.2	Approvals and consents

Except where this agreement expressly states otherwise, a party may, in its discretion, give conditionally or unconditionally or withhold any approval or consent under this agreement.

14.3	Assignment

A party may only assign this agreement or a right under this agreement with the prior written consent of each other party.

14.4	Entire agreement

This agreement and the Confidentiality Agreement contain the entire agreement between the parties as at the date of this agreement with respect to their subject matter and supersede all prior agreements and understandings between the parties in connection with them.

14.5	Costs and stamp duty

(a)

Except as otherwise provided in this agreement, each party must pay its own costs of negotiating, preparing, executing and performing this agreement and the Scheme Booklet and the proposed, attempted or actual implementation of this agreement and the Scheme.

(b)	Any stamp duty payable on the transfer of Papillon Shares to B2Gold under the Scheme must be paid by B2Gold.

14.6	Counterparts

This agreement may be executed in counterparts. All executed counterparts constitute one document.

14.7	Merger

The rights and obligations of the parties under this agreement merge on completion of any transaction contemplated by this agreement.

14.8	Severability

A term or part of a term of this agreement that is illegal or unenforceable may be severed from this agreement and the remaining terms or part of a term of this agreement continue in force.

14.9	Waiver

A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise by a party of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.

14.10	Relationship

Except where this agreement expressly states otherwise, this agreement does not create a relationship of employment, trust, agency or partnership between the parties.

14.11	No representation or reliance

Each party acknowledges that:

(a)

no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out in this agreement;

(b)

it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this agreement; and

(c)	clauses 14.11(a) and 14.11(b) above do not prejudice any rights a party may have in relation to information which had been filed by the other party with ASIC or ASX.

14.12	Governing law and jurisdiction

This agreement is governed by the law of Western Australia and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Western Australia.

14.13	Specific performance

The parties acknowledge that monetary damages alone would not be adequate compensation for a breach by any party of an obligation under this agreement and that specific performance of that obligation is an appropriate remedy.

14.14	Effect of agreement

(a) This agreement supersedes any previous understandings or agreements between the parties concerning the subject matter of this agreement.

(b) Despite clause 14.14(a), the Confidentiality Agreement continues to apply to the parties in accordance with its terms.

14.15	Mutual further assurances

Each party must do all things necessary or expedient to be done by it in connection with the matters referred to in this agreement.

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SIGNING PAGE

Executed as an agreement on June 3, 2014.

Executed by PAPILLON RESOURCES LIMITED in accordance with section 127 of the Corporations Act

Per:	(Signed) “Mark Connelly”
Name: Mark Connelly
Title: Managing Director and President

Per:	(Signed) “Gregory Swan”
Name: Gregory Swan
Title: Company Secretary

Executed by B2GOLD CORP.

Per:	(Signed) “Clive Johnson”
Name: Clive Johnson
Title: President and Chief Executive Officer

SCHEDULE 1

TIMETABLE

Event	Target Date (Perth Time)
Signing of Merger Implementation Agreement (both parties) and Scheme Deed Poll (B2Gold)	Tuesday 3 June 2014
Announcement of Merger Implementation Agreement	Tuesday 3 June 2014
Complete drafts of Scheme Booklet (including draft of the Independent Expert's report) and B2Gold Meeting Circular	Friday 4 July 2014
Board approved Scheme Booklet lodged with ASIC	Monday 7 July 2014
Scheme Booklet settled; ASIC issues section 411(17) "no objection" confirmation	Monday 21 July 2014
First Court Date	Friday 25 July 2014
Commence printing	Friday 25 July 2014
Dispatch of Scheme Booklet to Papillon shareholders and Meeting Circular to B2Gold shareholders	Wednesday 6 August 2014
B2Gold Meeting	Tuesday 9 September 2014
Share Scheme Meeting	Wednesday 10 September 2014
Second Court Date	Wednesday 17 September 2014
Effective Date	Thursday 18 September 2014
Record Date	Tuesday 23 September 2014
Implementation Date	Tuesday 30 September 2014

SCHEDULE 2

SCHEME

Scheme of Arrangement made under section 411 of the Corporations Act 2001 (Cth)

Parties	Papillon Resources Limited ACN 119 655 891 of Level 11, BGC Centre, The Esplanade, Perth WA 6000 ( Papillon)

The holders of fully paid ordinary shares in the capital of Papillon as at the Record Date

1	DEFINED TERMS & INTERPRETATION

1.1	Defined terms

In this Scheme, except where the context otherwise requires:

ASX means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as appropriate.

B2Gold means B2Gold Corp., a company incorporated and existing under the laws of British Columbia, Canada, having its principal office at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, Canada.

B2Gold Share means one fully paid common share issued in the capital of B2Gold.

B2Gold Register means the share register of B2Gold kept pursuant to applicable law in Canada.

Business Day means Monday to Friday inclusive except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day that the ASX declares is not a business day or on which the TSX is not open for trading.

Conditions Precedent means the conditions precedent set out in clause 3.1 of the Implementation Agreement.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia.

Deed Poll means the deed poll between Papillon and B2Gold in the form of Schedule 4 of the Implementation Agreement.

Effective means, when used in relation to a Scheme, the order of the Court made under section 411(4)(b) in relation to the Scheme taking effect pursuant to section 411(10) of the Corporations Act.

Effective Date means the date on which the Scheme becomes Effective.

First Court Date means the first day on which an application made to the Court for an order under section 411(4)(a) of the Corporations Act convening the Scheme Meeting is heard.

Implementation Agreement means the Merger Implementation Agreement dated on or about June 3, 2014 between B2Gold and Papillon, as amended or varied from time to time.

Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by the parties.

Ineligible Shareholder means a Papillon Shareholder whose address shown in the Register is in a jurisdiction in which B2Gold determines, acting reasonably, does not permit the issue of the B2Gold Shares to that Papillon Shareholder either unconditionally or after compliance with terms that B2Gold reasonably regards as acceptable and practical.

Nominee means the nominee appointed by Papillon in accordance with the Implementation Agreement.

NYSE MKT means the NYSE MKT LLC.

Papillon Options means an option to be issued a Papillon Share.

Papillon Share means a fully paid ordinary share issued in the capital of Papillon.

Papillon Shareholder means each person who is registered in the Register as the holder of Papillon Shares.

Performance Right means a Performance Right issued by Papillon.

Record Date means 5.00pm on the third Business Day following the Effective Date, or such other date (after the Effective Date) as Papillon and B2Gold may agree in writing.

Register means the share register of Papillon kept pursuant to the Corporations Act.

Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Papillon and the Papillon Shareholders as set out in this document together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by B2Gold and Papillon.

Scheme Consideration has the meaning given in the Implementation Agreement.

Scheme Meeting means the meeting of Papillon Shareholders convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.

Scheme Participant means each person who is a Papillon Shareholder as at 5:00pm on the Record Date (other than B2Gold).

Second Court Date means the first day on which an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned or appealed application is heard.

Sunset Date means November 30, 2014, or such later date as agreed to in writing between B2Gold and Papillon.

Takes effect or taking effect means on and from the first time when an office copy of the Court order approving the Scheme pursuant to section 411(6) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act.

TSX means the Toronto Stock Exchange.

1.2	Interpretation

In this Scheme:

	(a)	the singular includes the plural and vice versa, and a gender includes other genders;

	(b)	another grammatical form of a defined word or expression has a corresponding meaning;

	(c)	a reference to a clause, paragraph, or schedule is to a clause or paragraph of, or schedule to, this agreement, and a reference to this agreement includes any schedule;

	(d)	a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

	(e)	a reference to A$, dollar or $ is to Australian currency;

	(f)	a reference to C$ is to the lawful currency of Canada;

	(g)	a reference to time is to Perth, Western Australia time, unless otherwise noted;

	(h)	a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;

	(i)	a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

	(j)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re- enactments or replacements of any of them;

	(k)	a word or expression defined in the Corporations Act and not otherwise defined in this agreement has the meaning given to it in the Corporations Act;

	(l)	the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m)

any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

	(n)	a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this agreement or any part of it; and

	(o)	if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

2	THE SCHEME

	(a)	Subject to:

		(i)	approval of the Scheme by the holders of the Papillon Shares at a meeting of those holders convened by the Court pursuant to section 411(1) of the Corporations Act;

		(ii)	approval of the Scheme by the Court pursuant to section 411(4)(b) of the Corporations Act;

		(iii)	lodgement with ASIC of an office copy of the order of the Court approving the Scheme pursuant to section 411(10) of the Corporations Act;

(iv)

all of the Conditions Precedent being satisfied or waived (other than those Conditions Precedent that cannot be waived) in accordance with the Implementation Agreement by the times set out in the Implementation Agreement;

		(v)	the Implementation Agreement not having been terminated by Papillon or B2Gold;

		(vi)	the Deed Poll not having been terminated in accordance with its terms;

		(vii)	the B2Gold Shares to be issued as Scheme Consideration and the Cancellation Consideration being conditionally approved for listing on the TSX and approved for listing on the NYSE MKT,

the Papillon Shares, and all rights and entitlements attaching to the Papillon Shares, will be transferred to B2Gold with effect from the Implementation Date and without the need for any further act by the holders of the Papillon Shares (other than any acts performed by Papillon or its directors or officers as attorney or agent for the Papillon Shareholders).

(b)

Papillon will provide to the Court on the Second Court Date a certificate signed by B2Gold and Papillon (or such other evidence as the Court requests) stating whether or not the conditions referred to in paragraphs 2(a) (other than sub- paragraphs (ii) and (iii)) have been satisfied or waived as at 8.00am on the Second Court Date.

(c)	Subject to clause 2(d), this Scheme takes effect for all purposes on the Effective Date.

(d)	This Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the Sunset Date in accordance with the Implementation Agreement.

(e)	In consideration of the transfer of the Papillon Shares to B2Gold (as detailed in paragraph 2(h)), and subject to the other terms and conditions of this Scheme, on the Implementation Date:

(i) a holder of Papillon Shares (who is not an Ineligible Shareholder) will be issued the Scheme Consideration in respect of the Papillon Shares held by the holder as at the Record Date; and

(ii)	the Nominee will be issued the Scheme Consideration in respect of the Papillon Shares held by all Ineligible Shareholders as at the Record Date.

(f)

Notwithstanding any rule of law or equity to the contrary, holders of Papillon Shares will be entitled to exercise all voting and other rights attached to the Papillon Shares pending their transfer pursuant to paragraph 2(h), subject to the restrictions on dealing in Papillon Shares set out in paragraph 3.

(g)

A holder of Papillon Shares (other than an Ineligible Shareholder) will be deemed to have agreed to become a member of B2Gold and to have accepted the B2Gold Shares issued to that holder under this Scheme subject to, and to be bound by, B2Gold's constitution.

(h)	On the Implementation Date (but with effect from the Record Date) Papillon must:

(i)

procure the delivery of a transfer in respect of all the Papillon Shares to ASX Settlement Corporation by a broker nominated in writing by B2Gold to effect a valid transfer of all the Papillon Shares to B2Gold pursuant to section 1074D of the Corporations Act or, if such a procedure is not available for any reason, deliver to B2Gold a duly completed and executed instrument or instruments of transfer transferring all of the Papillon Shares to B2Gold; and

	(ii)	subject to B2Gold having executed that instrument of transfer, enter the name of B2Gold in the Register as the holder of the Papillon Shares.

3	DEALINGS IN PAPILLON SHARES

(a)

Every Papillon Shareholder entered on the Register as the holder of a Papillon Share on the Record Date is entitled to participate in this Scheme. For this purpose, dealings in Papillon Shares will only be recognised if:

		(i)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as holder of the relevant Papillon Shares on or before the Record Date; and

(ii)

in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

(b)	Papillon must register any transmission application or transfer received in accordance with paragraph 3(a) by the Record Date.

(c)	If the Scheme becomes Effective:

	(i)	no dealing in Papillon Shares, whenever effected, will be given effect to if it is received after the Record Date;

	(ii)	any purported dealing in Papillon Shares after the Record Date will be void and of no effect; and

(iii)

with the exception of Papillon Shares to be issued in respect of vested Performance Rights or Papillon Options that have been exercised, in accordance with clause 5.1(u) of the Implementation Agreement, no shares or options to subscribe for shares will be allotted or issued by Papillon after the Effective Date.

4	NOTICE TO HOLDERS OF PAPILLON SHARES

	(a)	If the Court makes an order approving the Scheme, Papillon will send to each holder of Papillon Shares notice of that fact on the Implementation Date.

	(b)	The notice given under paragraph 4 (a) will:

(i)

(except in the case of an Ineligible Shareholder) be accompanied by documents of title in respect of the Scheme Consideration (being holding statements) to which the holder of Papillon Shares is entitled pursuant to paragraph 2(e); and

(ii) be sent in the manner provided in, and to the address determined in accordance with, paragraph 8(c).

	(c)	In the case of joint holders of Papillon Shares, holdings statements for the B2Gold Shares will be sent to the joint holder whose name appears first in the Register as at the Record Date.

(d)

If the Court refuses to make an order approving the Scheme, then Papillon will send to each holder of Papillon Shares notice of that fact not later than 5 Business Days after the date of such refusal. The notice will be sent in the manner provided in, and to the address determined in accordance with, paragraph 8(c).

5	ISSUE OF B2GOLD SHARES

(a)

Not later than 1 Business Day after the Record Date, Papillon will give to B2Gold a notice specifying the persons to whom B2Gold Shares are to be issued pursuant to paragraph 2(e) and the numbers of B2Gold Shares to which they are entitled respectively. Where the calculation of the number of B2Gold Shares to be issued to a particular Papillon Shareholder would result in the issue of a fraction of a B2Gold Share, the fractional entitlement will be rounded down to the nearest whole number of B2Gold Shares.

	(b)	B2Gold must, on the Implementation Date issue the B2Gold Shares in accordance with that notice and register the holder of those B2Gold Shares in the B2Gold Register.

	(c)	The issue and despatch of a holding statement for those B2Gold Shares in accordance with paragraph 4(b)(ii) will discharge in full B2Gold's obligations under this paragraph 5(b).

6	INELIGIBLE SHAREHOLDERS

	(a)	The B2Gold Shares that would, but for this paragraph, have been issued to an Ineligible Shareholder must be issued by B2Gold to the Nominee.

	(b)	Papillon must procure that the Nominee:

(i)	as soon as reasonably practicable sells, outside of the United States, those B2Gold Shares for the benefit of the Ineligible Shareholders;

(ii)

accounts to the Ineligible Shareholders for the net proceeds of sale (on an averaged basis so that all Ineligible Shareholders receive the same price per B2Gold Share, subject to rounding to the nearest whole C$ cent), and any income referable to those B2Gold Shares, after deduction of any applicable brokerage, taxes and charges, at the Ineligible Shareholders’ risk in full satisfaction of the Ineligible Shareholders’ rights under this Scheme; and

(iii)	remits the net proceeds of sale to the Ineligible Shareholders in C$ in the manner provided in, and to the address determined in accordance with, paragraph 8(c).

7	WHEN SCHEME BECOMES BINDING

(a)

This Scheme will become binding on Papillon, B2Gold and each holder of Papillon Shares only if the Court makes an order under section 411(4)(b) of the Corporations Act approving the Scheme and that order becomes effective in accordance with section 411(10). Papillon must lodge an office copy of that order with ASIC not later than 5:00pm on the Business Day after the order has been made.

(b)

If this Scheme becomes binding as provided by paragraph 7(a), the rights of any holder at the Record Date of a Papillon Share are the same as the rights that the Scheme Participant who held that Papillon Share immediately prior to the Effective Date would have had if he had remained the holder of the Papillon Share until the Record Date.

(c)

Where this Scheme becomes binding as provided by paragraph 7(a), a holder of Papillon Shares (and any person claiming through that holder) may only assign, transfer or otherwise deal with those Papillon Shares on the basis that the rights so assigned, transferred or dealt with are limited in the manner described in paragraph 7(a).

8	GENERAL

(a)

Papillon may by its counsel or solicitors consent to any modification of or addition to this Scheme or to any condition, which the Court may think fit to approve or impose and to which B2Gold has consented.

(b)

The accidental omission to give notice of the Scheme Meeting to any holder of Papillon Shares or the non-receipt of such a notice by any holder of Papillon Shares will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings at the Scheme Meeting.

(c) For the purpose of paragraph 4, the expression "send" or "sent" means:

(i) for the purpose of paragraph 4, sending by ordinary pre-paid post to a holder at the Record Date of a Scheme Share at the address of that holder appearing in the Register at the Record Date;

(ii)	for the purpose of paragraph 2(e)(ii), sending by ordinary pre- paid post to the Nominee at its address; or

(iii)	delivery to the relevant address by any other means at no cost to the recipient.

(d)

Each holder of Papillon Shares will be deemed (without the need for any further act) to have irrevocably appointed Papillon and each of its officers, jointly and severally as the holder's attorney for the purpose of executing any document necessary to give effect to this Scheme, including executing a share transfer form or master share transfer form for the Papillon Shares.

(e)

The Papillon Shareholders agree to the transfer of their Papillon Shares to B2Gold in accordance with the terms of this Scheme and consent to Papillon doing all things necessary for or incidental to the implementation of this Scheme.

(f)	Papillon must execute all deeds and other documents and do all acts and things as may be necessary or expedient on its part to implement this Scheme in accordance with its terms.

(g)	Neither Papillon nor any of its officers will be liable for anything done or for anything omitted to be done in performance of this Scheme in good faith.

(h)	To the extent of any inconsistency, this Scheme overrides Papillon's constitution and binds Papillon, B2Gold and the holders of Papillon Shares.

(i)	The proper law of this Scheme is the law of Western Australia.

SCHEDULE 3

REPRESENTATIONS AND WARRANTIES

Schedule 3 – Representations and Warranties

1.          Papillon representations and warranties

Papillon represents and warrants to B2Gold that subject in each case to the Papillon Disclosure Letter:

(a)

incorporation: it is a body corporate validly existing under the laws of its place of incorporation and each member of the Papillon Group is a corporation validly existing under the laws of its place of incorporation;

(b)

organization: all of the issued and outstanding shares and other ownership interests in each Subsidiary and Related Entity in the Papillon Group have been duly authorized and validly issued, and are fully paid and non-assessable (where such concept exists under the laws governing such Related Entity); all of the issued and outstanding shares of each Subsidiary and Related Entity in the Papillon Group are owned, directly or indirectly, by Papillon; and except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Subsidiary or Related Entity in the Papillon Group, the issued and outstanding shares of each Subsidiary and Related Entity in the Papillon Group are owned free and clear of all encumbrances and Papillon is not liable to any creditor in respect thereof;

(c)	corporate power: it has the corporate power to enter into and perform or cause to be performed its obligations under this agreement and to carry out the transactions contemplated by this agreement;

(d)

corporate authorisations: it has taken all necessary corporate action to authorise the entry into of this agreement and the Scheme and, subject to Papillon Shareholders approving the Scheme, has taken all necessary corporate action to authorise the performance of this agreement and the Scheme and to carry out the transactions contemplated by this agreement and the Scheme;

(e)	binding obligations: subject to laws generally affecting creditors' rights and principles of equity, this agreement is valid and binding upon it;

(f)	issued securities: the issued Papillon securities and rights to be issued Papillon securities as of the date of this agreement are:

	(i)	341,794,210 Papillon Shares;

	(ii)	13,800,000 Papillon Options, and

	(iii)	4,932,000 Performance Rights.

and Papillon has not issued, or agreed to issue, any other securities or instruments which are still in force and may convert into Papillon Shares or any other securities in Papillon; all issued and outstanding Papillon Shares have been duly authorized and are validly issued and outstanding as fully paid, free of pre-emptive rights; there are no outstanding bonds, debentures or other evidences of indebtedness of Papillon or any other member of the Papillon Group having the right to vote with the Papillon Shareholders on any matter; there are no outstanding contractual obligations of Papillon or any other member of the Papillon Group to repurchase, redeem or otherwise acquire any outstanding Papillon Shares or with respect to the voting or disposition of any outstanding Papillon Shares; and none of Papillon or any of the Papillon Group is party to any shareholder, pooling, voting trust or similar agreement relating to its issued and outstanding securities;

(g)

no default: this agreement does not conflict with or result in the breach of or default under any provision of Papillon's constitution, any material term or provision of any material agreement, or any writ, order or injunction, judgement, law, rule, regulation or instrument to which Papillon or any member of the Papillon Group is party or subject to;

(h)

books and records: the corporate records and minute books of Papillon and each member of the Papillon Group have been maintained in accordance with all applicable laws and are complete and accurate, except where such incompleteness or inaccuracy would not omit material information required to be included;

(i)

contracts and commitments: Papillon and each other member of the Papillon Group has performed in all material respects all their respective obligations required to be performed by them to date under the material contracts to which Papillon or any of the Papillon Group is a party or by which it is bound. None of Papillon or any other member of the Papillon Group is in breach or default under any material contract to which it is a party or bound, and Papillon does not have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breach or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Papillon Material Adverse Event. None of Papillon or any of the Papillon Group knows of, or has received written notice of, any breach or default under (and, to the knowledge of Papillon, no condition exists that with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Papillon Material Adverse Event. All contracts that are material to the Papillon Group, taken as a whole, are with Papillon or a member of the Papillon Group. All material contracts to which Papillon or any of the Papillon Group is a party or by which it is bound: (i) are valid, binding, in full force and effect in all material respects and enforceable by Papillon or any of the Papillon Group in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought; and (ii) except where consent is required to satisfy a Condition Precedent, do not, by their terms, require the consent of any of the parties thereto to the Scheme or the Transaction.

(j)

financial matters: the Papillon Financial Statements were prepared in accordance with applicable accounting principles, consistently applied, and fairly present in all material respects the consolidated financial condition of Papillon at the respective dates indicated and the results of operations of Papillon for the periods covered on a consolidated basis; none of Papillon or any of the Papillon Group has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for taxes other than taxes not yet due), whether accrued, absolute, contingent or otherwise, not reflected in the Papillon Financial Statements for the fiscal year ended June 30, 2013, except liabilities and obligations incurred in the ordinary course of since June 30, 2013, which liabilities or obligations relate to budgeted expenditures disclosed to B2Gold or would not reasonably be expected to result in a Papillon Material Adverse Event;

(k)	solvency: no member of the Papillon Group is affected by an Insolvency Event;

(l)	litigation:

(i) there are no actions, suits, arbitrations, legal or administrative proceedings pending or threatened against Papillon or any of the Papillon Group;

(ii)	neither Papillon nor any member of the Papillon Group is the subject of any pending or, to the knowledge of Papillon, threatened investigation; and

(iii)

neither Papillon nor any member of the Papillon Group nor the respective assets, properties or business of Papillon or any member of the Papillon Group is subject to any judgement, order, writ, injunction or decree of any court, Regulatory Authority or arbitration tribunal.

(m)	Interests in mineral properties and mineral rights:

	(i)	applying customary standards in the mining industry, a member of the Papillon Group:

A.

is the sole legal and beneficial owner and has good and sufficient title, free and clear of any title defect or material encumbrances, to all of its interests in real property, including fee simple estates, leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land but excluding the Mineral Rights (as defined below) (collectively, the “Real Property”), other than real property in respect of which it is the lessee, in which case it has a valid leasehold interest, and the Real Property permits the use of land by the relevant member of the Papillon Group necessary to permit the operation of their respective businesses as presently conducted or contemplated to be conducted; and

B.

holds all its mineral concessions, claims, leases, licenses, permits, access rights and other rights and interests necessary to explore for, develop, mine or produce minerals, ore or metals for development purposes on the Real Property (collectively, the “Mineral Rights”), free and clear of any material encumbrances, the Mineral Rights are sufficient to permit the operation of the respective businesses of the Papillon Group as presently conducted or contemplated to be conducted, and no member of the Papillon Group has any liability or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the Mineral Rights;

	(ii)	applying customary standards in the mining industry, a member of the Papillon Group:

A.

has good and sufficient title, free and clear of any title defect or material encumbrances, to all of its interests in real property, including leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land (collectively, the “Papillon Property”) and the Papillon Property permits the use of land by a member of the Papillon Group necessary to permit the operation of their respective businesses as presently conducted or contemplated to be conducted; and

B.

holds all its licenses, permits, access rights and other rights and interests necessary to produce metals on the Papillon Property (collectively, the “Production Rights”), free and clear of any material encumbrances, the Production Rights are sufficient to permit the operation of the respective businesses of such member of the Papillon Group as presently conducted or contemplated to be conducted, and no member of the Papillon Group has any liability or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the Production Rights;

(iii)

the Real Property and the Mineral Rights are in good standing under applicable laws and, to the knowledge of Papillon, all work required to be performed and filed in respect thereof has been performed and filed in all material respects, all taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(iv)

the Papillon Property and the Production Rights are in good standing under applicable laws and all work required to be performed and filed in respect thereof has been performed and filed in all material respects, all taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(v)

there is no material adverse claim against or challenge to the title to or ownership of any member of the Papillon Group, or their respective ownership of, the Real Property or any of the Mineral Rights;

(vi)

there is no material adverse claim against or challenge to the title to or ownership of any member of the Papillon Group, or their respective ownership of, the Papillon Property or any of the Production Rights;

(vii)

no person other than a member of the Papillon Group has any interest in the Real Property or any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(viii)

no person other than a member of the Papillon Group has any interest in the Papillon Property or any of the Production Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(ix)

there are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights that would affect the Papillon Group’s interest in the Real Property or any of the Mineral Rights;

(x)

there are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights that would affect the Papillon Group's interest in the Papillon Property or any of the Production Rights;

(xi)	there are no material restrictions on the ability of the Papillon Group to use, transfer or exploit the Real Property or any of the Mineral Rights, except pursuant to the applicable laws; and

(xii)

there are no material restrictions on the ability of any member of the Papillon Group to use, transfer or exploit the Papillon Property or any of the Production Rights, except pursuant to the applicable laws;

(n)

mineral reserves and resources: the most recent estimated mineral reserves and mineral resources publicly disclosed by Papillon have been prepared and disclosed in all material respects in accordance with sound mining, engineering, geoscience, and other applicable industry standards, and in accordance with all applicable laws including, without limitation, the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, to its knowledge there has been no material reduction in the aggregate amount of estimated mineral resources at the Real Properties taken as a whole, from the amounts disclosed publicly by Papillon; all information regarding the Real Property and the Mining Rights, including all drill results, technical reports and studies that are required to be disclosed, have been disclosed by Papillon in accordance with applicable laws;

(o)

insurance: Papillon and the Papillon Group maintain policies of insurance with reputable insurers and in amounts covering such risks and with those deductibles as are adequate and usual for companies of a similar size operating in the mining industry; the policies and the coverage provided thereunder are in full force and effect and Papillon and the Papillon Group are in good standing under each policy; Papillon and the Papillon Group have not received notice of, nor have any knowledge of, any fact, condition or circumstance which might reasonably form the basis of any claim, dispute, action, litigation or similar proceeding against Papillon or the Papillon Group which is not in all material respects covered by insurance (subject to standard deductibles) maintained by it and which could reasonably be expected to result in a Papillon Material Adverse Event;

(p)

environmental: except to the extent that any violation or other matter referred to in this subsection would not reasonably be expected to result in a Papillon Material Adverse Event, individually or in the aggregate:

(i)

Papillon and each member of the Papillon Group are and have been in compliance with, and are not in violation of, any Environmental Laws and none of Papillon or any of the Papillon Group has failed to report to the proper Regulatory Authority the occurrence of any event which is required to be so reported by any Environmental Laws;

(ii)

Papillon and each member of the Papillon Group have operated their respective business at all times and have generated, received, handled, used, stored, treated, shipped and disposed of all contaminants, wastes, and hazardous and toxic substances without violation of Environmental Laws;

(iii)

Papillon and each member of the Papillon Group hold the Environmental Approvals required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use including rehabilitation of their respective assets, all such Environmental Approvals are in full force and effect, and none of Papillon or any of the Papillon Group has received any notification from any Regulatory Authority pursuant to any Environmental Laws that any work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(iv)

to the knowledge of Papillon, none of Papillon or any member of the Papillon Group are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws;

(q)	tax matters: except as would not, individually or in the aggregate, reasonably be expected to result in a Papillon Material Adverse Event:

(i)

Papillon and each member of the Papillon Group has duly and timely: (A): prepared and filed all tax returns required to be filed by it with the appropriate Regulatory Authority and, to its knowledge, such tax returns are complete and correct in all material respects (B) duly and timely paid all taxes due; (C) withheld all taxes and other amounts required by law to be withheld by it and has duly and timely remitted to the appropriate Regulatory Authority such taxes and other amounts required by law to be remitted by it; and (D) collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by law to be collected by it and has duly and timely remitted to the appropriate Regulatory Authority any such amounts required by law to be remitted by it;

(ii)

the charges, accruals and reserves for taxes reflected on the Papillon Financial Statements (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income taxes) are, in the opinion of Papillon, adequate under applicable accounting principles to cover taxes with respect to Papillon and the Papillon Group for the periods covered thereby; and

(iii)

to its knowledge, there are no encumbrances for taxes upon any properties or assets of Papillon or any of the Papillon Group (other than encumbrances relating to taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Papillon Financial Statements).

(r)

non-arm’s length transactions: except for employment agreements entered into in the ordinary course of business of Papillon, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Papillon or the Papillon Group) between Papillon or any of the Papillon Group on the one hand, and any: (i) officer or director of Papillon or any of the Papillon Group; (ii) holder of record or, to the knowledge of Papillon, beneficial owner of 5% or more of the voting securities of Papillon; or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(s)	employment agreements:

(i)

none of Papillon or any of the Papillon Group is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director, officer or employee of Papillon or any of the Papillon Group that cannot be terminated without payment of a maximum of six months of that individual’s salary; and

(ii)

none of Papillon or any of the Papillon Group: (A) is a party to any collective bargaining agreement; (B) is subject to any application for certification or pending, threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement; or (C) is subject to any current, pending, or to the knowledge of Papillon, threatened, strike or lockout;

(t)	pension and employee benefits:

(i)

the Papillon Disclosure Letter contains a true, complete and accurate list of all Papillon Benefit Plans, which have been, established, registered, qualified, administered, and funded, in all material respects, in accordance with the terms of such Papillon Benefit Plan including the terms of the material documents that support such Papillon Benefit Plan and all applicable Laws; and

(ii)

there are no unfunded liabilities in respect of any Papillon Benefit Plan including going concern unfunded liabilities, solvency deficiencies or wind- up deficiencies where applicable and each Papillon Benefit Plan has been operated in accordance with its terms and any contributions required to be made under each Papillon Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Papillon Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for Papillon as at and for the fiscal year ended on June 30, 2013, including the notes thereto and the report by Papillon’s auditors thereon.

(u)

reporting status: the Papillon Shares are listed and posted for trading on the ASX, and are not listed or traded on any other stock exchange or qualification system; Papillon is in compliance in all material respects with applicable listing and corporate governance rules and regulations of the ASX;

(v)

United States reporting status: Papillon (i) is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act, (ii) has no class of securities outstanding that is or is required to be registered under Section 12 of the U.S. Exchange Act or that is subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act and (iii) is not registered or required to register as an investment company under the United States Investment Company Act of 1940, as amended;

(w)

no order: Papillon is not subject to any order of the ASX or any Regulatory Authority and, to the knowledge of Papillon, no investigation or other proceedings involving Papillon that may operate to prevent or restrict trading of any securities of Papillon are currently in progress or pending before any applicable stock exchange or Regulatory Authority;

(x)

no option on assets: no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Papillon or any of the Papillon Group of any of the assets of Papillon or any of the Papillon Group, other than as described or contemplated in this agreement;

(y)

certain contracts: none of Papillon or any of the Papillon Group is a party to or bound by any non- competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of Papillon or the Papillon Group is conducted; (ii) limit any business practice of Papillon or the Papillon Group in any material respect; or (iii) restrict or require any acquisition or disposition of any property by Papillon or the Papillon Group in any material respect;

(z)

no agreement to merge: except for this agreement, none of Papillon or any of the Papillon Group has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations;

(aa)

disclosure of material contracts: all contracts and agreements material to Papillon have been disclosed to B2Gold in the Papillon Diligence Materials and, except as contemplated by this agreement, none of Papillon or any of the Papillon Group has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by Papillon, whether by asset sale, transfer of shares or otherwise;

(bb)

corrupt practices legislation: none of Papillon, any of the Papillon Group or, to the knowledge of Papillon, any of their respective affiliates, officers, directors or employees acting on behalf of Papillon or any of the Papillon Group has taken, committed to take or been alleged to have taken any action which would cause Papillon or any of the Papillon Group to be in violation of the Anti -Money Laundering and Counter-Terrorism Financing Act 2006 (Cth) (Australia) (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Laws of similar effect of any other jurisdiction, and to the knowledge of Papillon no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Papillon or any of the Papillon Group;

(cc)

no broker’s commission: Papillon has not entered into any agreement that would entitle any person to any valid claim against Papillon or B2Gold for a broker’s commission, finder’s fee, financial advisory fee or any like payment in respect of the Transaction or any other matter contemplated by this agreement;

(dd)	no Prescribed Occurrence: no Papillon Prescribed Occurrence has occurred since December 31, 2013 other than as publicly disclosed prior to the date of this agreement;

(ee)

no consents: no consent, approval, order or authorization of, or declaration or filing with, any Regulatory Authority or other person is required to be obtained by Papillon or the Papillon Group; (A) in connection with the execution and delivery of this agreement or the performance by it of its obligations hereunder or the consummation by Papillon of the Transaction or (B) in order that the authority of Papillon to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated herein and in the Scheme, other than: (I) any approvals required by the Court orders approving the Scheme or to satisfy any of the Conditions Precedent (II) filings required under the Corporations Act; (III) filings with and approvals required by Regulatory Authorities; and (IV) any other consents, waivers, permits, orders or approvals disclosed in the Papillon Disclosure Letter

(ff)

disclosure: Papillon is not in breach of its continuous disclosure obligations under the Corporations Act and the Listing Rules and is not relying on the carve- out in Listing Rule 3.1A to withhold any information from disclosure and has filed in a timely manner all such documents, information and statements required under such laws, rules and regulations, and, at the time of filing, no such documents contained a misstatement of a material fact or omitted to state a material fact except where corrected by a subsequently filed document. Papillon has not been the subject of a continuous disclosure review by ASIC within the last 24 months; and

(gg)

all information: the information and statements contained in this agreement are true and correct in all material respects and together with the Papillon Diligence Materials, the Papillon public disclosure and the Papillon Disclosure Letter, constitute full, true and plain disclosure of all material facts relating to Papillon and the Papillon Group on a consolidated basis, contain no misrepresentations and do not omit a material fact which is necessary to make the information and statements contained therein not misleading in light of the circumstances in which they were made.

2.          B2Gold representations and warranties

B2Gold represents and warrants to Papillon that subject in each case to the B2Gold Disclosure Letter:

(a)

incorporation: it is a body corporate validly existing under the laws of its place of incorporation and that each of B2Gold's Subsidiaries is a corporation validly existing under the laws of its place of incorporation;

(b)

organization: all of the issued and outstanding shares and other ownership interests in each Subsidiary and Related Entity of B2Gold have been duly authorized and validly issued, and are fully paid and non- assessable (where such concept exists under the laws governing such Related Entity); all of the outstanding shares of each Subsidiary and Related Entity of B2Gold are owned, directly or indirectly, by B2Gold; and except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Subsidiary or Related Entity of B2Gold, the outstanding shares of the each Subsidiary and Related Entity of B2Gold are owned free and clear of all encumbrances and B2Gold is not liable to any creditor in respect thereof;

(c)	corporate power: it has the corporate power to enter into and perform or cause to be performed its obligations under this agreement and to carry out the transactions contemplated by this agreement;

(d)

corporate authorisations: it has, or will have at the time performance is required in accordance with the terms of the agreement, taken all necessary corporate action to authorise the entry into of this agreement and the Scheme and has taken all necessary corporate action to authorise the performance of this agreement and the Scheme and to carry out the transactions contemplated by this agreement and the Scheme;

(e)	binding obligations: (subject to laws generally affecting creditors' rights and principles or equity) this agreement is valid and binding upon it;

(f)	issued securities: the issued B2Gold securities as of the date of this agreement are:

	(i)	678,677,834 B2Gold Shares;

	(ii)	42,738,343 B2Gold Options,

	(iii)	7,970,631 restricted share units;

	(iv)	$258.75 million aggregate principal amount of 3.25% convertible notes,

and except as set forth above and pursuant to this agreement, there are no convertible securities or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating B2Gold or any of the B2Gold Group to issue or sell any B2Gold Shares or any shares of the B2Gold Group, any securities or obligations of any kind convertible into or exchangeable for any B2Gold Shares or any shares of any of the B2Gold Group or any other person; all issued and outstanding B2Gold Shares have been duly authorized and are validly issued and outstanding as fully paid and non- assessable shares, free of pre-emptive rights; there are no outstanding bonds, debentures or other evidences of indebtedness of B2Gold or any of its Subsidiaries having the right to vote with the B2Gold Shareholders on any matter; there are no outstanding contractual obligations of B2Gold or any of its Subsidiaries or Related Entities to repurchase, redeem or otherwise acquire any outstanding B2Gold Shares or with respect to the voting or disposition of any outstanding B2Gold Shares; and none of B2Gold or any of its Subsidiaries or Related Entities is party to any shareholder, pooling, voting trust or similar agreement relating to its issued and outstanding securities;

(g)

no default: this agreement does not conflict with or result in the breach of or default under any provision of B2Gold's constitution, any material term or provision of any material agreement or any writ, order or injunction, judgement, law, rule, regulation or instrument to which B2Gold is party or subject or of which it is bound;

(h)

books and records: the corporate records and minute books of B2Gold and its Subsidiaries and Related Entities have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not omit material information required to be included. Financial books and records and accounts of B2Gold and the B2Gold Group: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of B2Gold and the B2Gold Group; and (iii) accurately and fairly reflect the basis for the B2Gold Financial Statements;

(i)

contracts and commitments: B2Gold and each other member of the B2Gold Group have performed in all material respects all their respective obligations required to be performed by them to date under the material contracts to which it is a party or bound; none of B2Gold or any of the B2Gold Group is in breach or default under any material contract to which it is a party or bound, and B2Gold does not have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breach or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a B2Gold Material Adverse Event; none of B2Gold or any of the B2Gold Group knows of, or has received written notice of, any breach or default under (and, to the knowledge of B2Gold, no condition exists that with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a B2Gold Material Adverse Event. All contracts that are material to the B2Gold Group, taken as a whole, are with B2Gold or a member of the B2Gold Group; all material contracts to which B2Gold or any of the B2Gold Group is a party or by which it is bound: (i) are valid, binding, in full force and effect in all material respects and enforceable by B2Gold or a member of the B2Gold Group in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not, by their terms, require the consent of any of the parties thereto to the Arrangement or the Transaction;

(j)

financial matters: the B2Gold Financial Statements were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of B2Gold at the respective dates indicated and the results of operations of B2Gold for the periods covered on a consolidated basis; none of B2Gold or any of the B2Gold Group has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of B2Gold for the three month period ended March 31, 2014, except liabilities and obligations incurred in the ordinary and regular course of business that would not reasonably be expected to result in a B2Gold Material Adverse Event;

(k)	solvency: neither B2Gold nor any member of the B2Gold Group is affected by an Insolvency Event;

(l)

regulatory action: no regulatory action of any nature has been taken which would prevent, inhibit or otherwise have a material adverse effect on its ability to fulfil its obligations under this agreement;

(m)	litigation:

(i)

there are no actions, suits, arbitrations, legal or administrative proceedings pending or threatened against B2Gold or any of the B2Gold Group that individually or in the aggregate would reasonably be expected to result in a B2Gold Material Adverse Event;

	(ii)	neither B2Gold nor any of the B2Gold Group is the subject of any pending or, to the knowledge of B2Gold, threatened investigation; and

(iii)

neither B2Gold nor any of the B2Gold Group nor the respective assets, properties or business of B2Gold or any of the B2Gold Group is subject to any judgement, order, writ, injunction or decree of any court, Government Agency or arbitration tribunal;

(n)	interests in mineral properties and mineral rights:

	(i)	applying customary standards in the mining industry of the applicable jurisdiction, B2Gold or a member of the B2Gold Group:

A.

is the sole legal and beneficial owner and has good and sufficient title, free and clear of any title defect or material encumbrances, to all of its interests in real property, including fee simple estates, leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land but excluding the B2Gold Mineral Rights (as defined below) (collectively, the “B2Gold Real Property”), other than real property in respect of which it is the lessee, in which case it has a valid leasehold interest, and the B2Gold Real Property permits the use of land by B2Gold or any of the B2Gold Group necessary to permit the operation of their respective businesses as presently conducted or contemplated to be conducted; and

B.

holds all its mineral concessions, claims, leases, licenses, permits, access rights and other rights and interests necessary to explore for, develop, mine or produce minerals, ore or metals for development purposes on its properties (collectively, the “B2Gold Mineral Rights”), free and clear of any material encumbrances, the B2Gold Mineral Rights are sufficient to permit the operation of the respective businesses of the B2Gold or any of the B2Gold Group as presently conducted or contemplated to be conducted, and none of B2Gold or any of the B2Gold Group has any liability or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the B2Gold Mineral Rights;

(ii)

the B2Gold Real Property and the B2Gold Mineral Rights are in good standing under applicable laws and, to the knowledge of B2Gold, all work required to be performed and filed in respect thereof has been performed and filed in all material respects, all taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(iii)

there is no material adverse claim against or challenge to the title to or ownership of B2Gold or any of the B2Gold Group, or their respective ownership of, the B2Gold Real Property or any of the B2Gold Mineral Rights;

(iv)

no person other than B2Gold and the B2Gold Group has any interest in the B2Gold Real Property or any of the B2Gold Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(v)

there are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights that would affect B2Gold’s or the B2Gold Group’s interest in the B2Gold Real Property or any of the B2Gold Mineral Rights;

(vi)

there are no material restrictions on the ability of B2Gold or any of the B2Gold Group to use, transfer or exploit the B2Gold Real Property or any of the B2Gold Mineral Rights, except pursuant to the applicable laws;

(o)

mineral reserves and resources: the most recent estimated mineral resources and mineral reserves disclosed by B2Gold have been prepared and disclosed in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards, and in accordance with all applicable Laws including, without limitation, National Instrument 43-101 – Standards of Disclosure for Mineral Projects; there has been no material reduction (other than as a result of mining operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and resources at the B2Gold properties taken as a whole, from the amounts disclosed publicly by B2Gold; all material information regarding the B2Gold Real Property and the B2Gold Mineral Rights, including all drill results, technical reports and studies that are required to be disclosed, has been disclosed by B2Gold in accordance with applicable laws;

(p)

insurance: B2Gold maintains policies of insurance with reputable insurers and in amounts covering such risks and with those deductibles as are adequate and usual for companies of a similar size operating in the mining industry; the policies and the coverage provided thereunder are in full force and effect and B2Gold and the B2Gold Group is in good standing under each policy. B2Gold and each member of the B2Gold Group have not received notice of, and B2Gold does not have any knowledge of, any fact, condition or circumstance that might reasonably form the basis of any claim, dispute, action, litigation or similar proceeding against B2Gold or any of the B2Gold Group that is not in all material respects covered by insurance (subject to standard deductibles) maintained by it and which could reasonably be expected to result in a B2Gold Material Adverse Event;

(q)

no adverse change: except as set out in the B2Gold Financial Statements since March 31, 2014 there has not been any adverse material change of any kind whatsoever in the business, mineral projects, financial position or condition of B2Gold or the B2Gold Group or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective businesses or assets, taken as a whole, or the right or capacity of any of them to carry on their respective businesses, such businesses having been carried on in the ordinary course;

(r)

environmental: except to the extent that any violation or other matter referred to in this subsection would not reasonably be expected to result in a B2Gold Material Adverse Event, individually or in the aggregate:

(i)

B2Gold and each of its Subsidiaries and Related Entities are and have been in compliance with, and are not in violation of, any Environmental Laws and none of B2Gold and or of its Subsidiaries or Related Entities has failed to report to the proper Regulatory Authority the occurrence of any event which is required to be so reported by any Environmental Laws;

(ii)

have operated their respective business at all times and have generated, received, handled, used, stored, treated, shipped and disposed of all contaminants, wastes, and hazardous and toxic substances without violation of Environmental Laws;

(iii)

B2Gold and each of its Subsidiaries and Related Entities hold the Environmental Approvals required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use including rehabilitation of their respective assets, all such Environmental Approvals are in full force and effect, and none of B2Gold and or of its Subsidiaries or Related Entities has received any notification from any Regulatory Authority pursuant to any Environmental Laws that any work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(iv)

to the knowledge of B2Gold, none of B2Gold or each of its Subsidiaries or Related Entities are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws;

(s)	tax matters: except as would not, individually or in the aggregate, reasonably be expected to result in a B2Gold Material Adverse Event:

(i)

B2Gold and each member of the B2Gold Group has duly and timely: (A): prepared and filed all tax returns required to be filed by it with the appropriate Regulatory Authority and such tax returns are complete and correct in all material respects; (B) paid all taxes due and payable by it; (C) withheld all taxes and other amounts required by law to be withheld by it and has duly and timely remitted to the appropriate Regulatory Authority such taxes and other amounts required by law to be remitted by it; and (D) collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by law to be collected by it and has duly and timely remitted to the appropriate Regulatory Authority any such amounts required by law to be remitted by it;

(ii)

the charges, accruals and reserves for taxes reflected on the B2Gold Financial Statements (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income taxes) are, in the opinion of B2Gold, adequate under Canadian GAAP to cover taxes with respect to B2Gold and the B2Gold Group for the periods covered thereby; and

(iii)

there are no encumbrances for taxes upon any properties or assets of B2Gold or any of the B2Gold Group (other than encumbrances relating to taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the B2Gold Financial Statements)

(t)

non-arm’s length transactions: except for employment agreements entered into in the ordinary course of business, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by B2Gold or any of the B2Gold Group) between B2Gold or any of the B2Gold Group on the one hand, and any: (i) officer or director of B2Gold or any of the B2Gold Group; (ii) any holder of record or, to the knowledge of B2Gold, beneficial owner of 5% or more of the voting securities of B2Gold; or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand;

(u)

reporting status: B2Gold is a reporting issuer in each of the Provinces of Canada; the B2Gold Shares are listed on the TSX, the NYSE MKT and the Namibian Stock Exchange and are not listed or quoted on any other stock exchange or qualification system; B2Gold is in compliance in all material respects with applicable listing, continuous disclosure and corporate governance, rules and regulations of the TSX, the NYSE MKT and the Namibian Stock Exchange. B2Gold is not on the list of defaulting reporting issuers maintained by the Canadian Securities Authorities;

(v)

United States reporting status: (i) B2Gold is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act, (ii) B2Gold Shares are registered under Section 12 of the U.S. Exchange Act and B2Gold is required to file reports under Section 13 of the U.S. Exchange Act; and (iii) B2Gold is not registered or required to register as an investment company under the United States Investment Company Act of 1940, as amended;

(w)

restrictions on business activities: there is no agreement, judgment, injunction, order or decree binding upon B2Gold of any of the B2Gold Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any material business practice of B2Gold or any of the B2Gold Group, any acquisition of material property by B2Gold or any of the B2Gold Group or the conduct of business by B2Gold or any of the B2Gold Group as currently conducted;

(x)

no cease trade: B2Gold is not subject to any cease trade or other order of any applicable stock exchange or Regulatory Authority and, to the knowledge of B2Gold, no investigation or other proceedings involving B2Gold that may operate to prevent or restrict trading of any securities of B2Gold are currently in progress or pending before any applicable stock exchange or Regulatory Authority;

(y)

no option on assets: no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from B2Gold or any of the B2Gold Group of any of the material assets of B2Gold or any of the B2Gold Group, other than as described or contemplated in this agreement;

(z)

certain contracts: none of B2Gold or any of the B2Gold Group is a party to or bound by any non- competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of B2Gold or any of the B2Gold Group are conducted; (ii) limit any business practice of B2Gold or any of the B2Gold Group in any material respect; or (iii) restrict or require any acquisition or disposition of any property by B2Gold or any of the B2Gold Group in any material respect;

(aa)

no agreement to merge: except for this agreement, none of B2Gold or any of the B2Gold Group has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations;

(bb)

disclosure of material contracts: all contracts and agreements material to B2Gold on a consolidated basis have been disclosed to Papillon or in the B2Gold public disclosure filed on SEDAR and, except as contemplated herein, none of B2Gold or any of the B2Gold Group has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by B2Gold, whether by asset sale, transfer of shares or otherwise;

(cc)

corrupt practices legislation: none of B2Gold, any of the B2Gold Group, or, to the knowledge of B2Gold, any of their respective affiliates, officers, directors or employees acting on behalf of B2Gold or any of the B2Gold Group or affiliates has taken, committed to take or been alleged to have taken any action which would cause B2Gold or any of the B2Gold Group or affiliates to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable laws of similar effect of any other jurisdiction, and to the knowledge of B2Gold no such action has been taken by any of its agents, representatives or other persons acting on behalf of B2Gold or any of the B2Gold Group or affiliates;

(dd)	no Prescribed Occurrence: no B2Gold Prescribed Occurrence has occurred since March 31, 2014 other than as publicly disclosed by B2Gold prior to the date of this agreement;

(ee)

no broker’s commission: B2Gold has not entered into any agreement that would entitle any person to any valid claim against Papillon for a broker’s commission, finder’s fee, financial advisory fee or any like payment in respect of the Scheme or any other matter contemplated by this agreement;

(ff)

no consents: no consent, approval, order or authorization of, or declaration or filing with, any Regulatory Authority or other person is required to be obtained by B2Gold or the any or its Subsidiaries or Related Entities; (A) in connection with the execution and delivery of this agreement or the performance by it of its obligations hereunder or the consummation by B2Gold of the Transaction or (B) in order that the authority of B2Gold to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated herein and in the Scheme, other than: (I) passage of the B2Gold Resolutions and any approvals required by the Court orders approving the Scheme (II) filings with and approvals required by Regulatory Authorities; and (III) any other consents, waivers, permits, orders or approvals disclosed in the B2Gold Disclosure Letter;

(gg)

disclosure: B2Gold is not in breach of its continuous disclosure obligations under any Canadian law (including any rules and regulations of the TSX, NYSE MKT, the Namibian Stock Exchange or any Regulatory Authority or Government Agency) and has filed in a timely manner all such documents, information and statements required under such laws, rules and regulations, and, at the time of filing, no such documents contained a misstatement of a material fact or omitted to state a material fact except where corrected by a subsequently filed document. B2Gold has not been the subject of a continuous disclosure review by any Canadian Securities Authority within the last 24 months; and

(hh)	B2Gold shares: the B2Gold Shares to be issued pursuant to the Scheme and the Cancellation Consideration will, upon issue, be issued as fully paid and non- assessable shares of B2Gold; and

(ii)

all information: the information and statements contained in this agreement are true and correct in all material respects and together with the B2Gold Diligence Materials, the B2Gold public disclosure and the B2Gold Disclosure Letter, constitute full, true and plain

(ii)

all information: the information and statements contained in this agreement are true and correct in all material respects and together with the B2Gold Diligence Materials, the B2Gold public disclosure and the B2Gold Disclosure Letter, constitute full, true and plain disclosure of all material facts relating to B2Gold and the B2Gold Group on a consolidated basis, contain no misrepresentations and do not omit a material fact which is necessary to make the information and statements contained therein not misleading in light of the circumstances in which they were made.

SCHEDULE 4

DEED POLL

DEED POLL

This Deed Poll

is made on	[3] June 2014

by	B2Gold Corp, of
Suite 3100, Three Bentall Centre
595 Burrard Street,
PO Box 49143,
VANCOUVER, BC 47X 1J1
(B2Gold)

in favour of:	Each holder of ordinary shares in Papillon Resources Limited, (ACN 119 655 891) of Level 11, BGC Centre, 28 The Esplanade, PERTH WA 6000 (Papillon) as of the Record Date

Introduction

A	Simultaneous with the execution of this deed poll, B2Gold and Papillon entered into a merger implementation agreement with respect to the Scheme and associated matters (Implementation Agreement).

B

In accordance with clause 5.3(o) of the Implementation Agreement, B2Gold is entering into this deed poll to covenant in favour of the Scheme Participants that it will observe and perform its obligations under the Implementation Agreement and the Scheme, including providing the Scheme Consideration.

AGREED TERMS

1	DEFINED TERMS AND INTERPRETATION

1.1	Defined terms

In this deed poll, capitalised words and phrases have the same meaning as given to them in the Implementation Agreement.

1.2	Interpretation

In this deed poll, headings and boldings are for convenience only and do not affect its interpretation and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) a reference to any document (including the Scheme) is to that document as varied, novated, ratified or replaced; and

(c)

a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to, this deed poll and a reference to this deed poll includes any annexure and schedule.

1.3	Nature of deed poll

B2Gold acknowledges that:

(a) this deed poll may be relied on and enforced by any Scheme Participant in accordance with its terms, even though the Scheme Participant is not party to it; and

(b)

each Scheme Participant irrevocably appoints Papillon and each of its directors and officers (jointly and severally) as its agent and attorney to enforce this deed poll against B2Gold on behalf of that Scheme Participant.

2	CONDITIONS PRECEDENT

2.1	Conditions precedent to obligations of the Scheme

The obligations of B2Gold under this deed poll are subject to the Scheme becoming Effective.

2.2	Termination

The obligations of B2Gold under this deed poll to the Scheme Participants will automatically terminate and the terms of this deed poll will be of no force or effect if:

(a) the Implementation Agreement is terminated in accordance with its terms; or

(b) the Scheme is not Effective by the Sunset Date.

2.3	Consequences of termination

If this deed poll is terminated under clause 2.2,in addition and without prejudice to any other rights, powers or remedies available to:

	(a)	B2Gold, B2Gold is released from its obligations to further perform this deed poll, except those obligations under clause 7.6; and

	(b)	the Scheme Participants, the Scheme Participants retain the rights they have against B2Gold in respect of any breach of this deed poll which occurs before it is terminated.

3	SCHEME OBLIGATIONS

3.1	Undertaking to pay Scheme Consideration

Subject to clause 2, B2Gold:

	(a)	offers to acquire all the Papillon Shares held by the Scheme Participants;

(b)

in consideration of the acceptance of that offer and the transfer of each Papillon Share to B2Gold, undertakes in favour of each Scheme Participant to issue and provide to the Scheme Participant the Scheme Consideration for each Papillon Share held by each Scheme Participant; and

	(c)	undertake all other actions attributed to it under the Scheme,

all in accordance with the terms of the Scheme and the Implementation Agreement.

4	WARRANTIES

B2Gold represents and warrants in favour of each Scheme Participant that:

	(a)	it is a corporation validly existing under the laws of its place of registration;

	(b)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)

it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

	(d)	the B2Gold Shares which are issued to each Scheme Participant, in accordance with the Scheme, will:

(i) rank equally with all existing B2Gold Shares; and

(ii) be issued fully paid and free from any mortgage, charge, lien, encumbrance or other security interest;

	(e)	this deed poll is valid and binding on it and enforceable against it in accordance with its terms; and

(f)

this deed poll does not conflict with, or result in the breach of or default under, any provision of the constitution of B2Gold or any material term or provision of any agreement, or any writ, order or injunction, judgment, law, rule or regulation to which either is a party of subject or by which either is bound.

5	CONTINUING OBLIGATIONS

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

	(a)	B2Gold has fully performed its obligations under this deed poll; or

	(b)	the earlier termination of this deed poll under clause 2

6	GENERAL

6.1	Notices

Any notice or other communication to B2Gold in respect of this deed poll must be in legible writing and in English and:

(a) must be addressed as shown below:

B2Gold

Attention:	President & Chief Executive Officer

Address:	Suite 3100, Three Bentall Centre, 595 Burrard Street, PO Box 49143, Vancouver, BC 47X 1J1, Canada

Facsimile:	+1 (604) 681 6209

(b)	must be signed by the person making the communication or by a person duly authorised by that person;

(c)	must be delivered or posted by prepaid post to the address of B2Gold in accordance with clause 6.1(a) or sent by facsimile to the facsimile number of B2Gold specified above; and

(d)	will be regarded as received by the addressee:

(i)

if by delivery, on delivery at the address of B2Gold as provided in clause 6.1(a), unless that delivery is not made on a Business Day or after 5.00 pm on a Business Day, when that communication will be regarded as received at 9.00 am on the next Business Day;

(ii) if sent by prepaid post, seven Business Days after posting; and

(iii)

if a facsimile, at the time of which that fax is sent or shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day or is after 5.00 pm on a Business Day when that communication will be regarded as received at 9.00 am on the next Business Day.

7	GENERAL

7.1	Governing law and jurisdiction

This deed poll is governed by the law of Western Australia and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Western Australia.

7.2	Waiver

A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise by a party of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.

7.3	Alterations

This deed poll may not be altered unless:

(a)	if before the First Court Date, the variation is agreed to by Papillon; or

(b)	if on or after the First Court Date, the variation is agreed to by Papillon and the Court indicates that the variation would not of itself preclude approval of the Scheme,

in which event B2Gold will enter into a further deed poll in favour of the Scheme Participants giving effect to the variation.

7.4	Cumulative rights

The rights, powers and remedies of B2Gold and the Scheme Participants under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

7.5	Assignment

The rights created by this deed poll are personal to B2Gold and each Scheme Participant and may only be assigned with the prior written consent of B2Gold.

7.6	Stamp duty

B2Gold must pay any stamp duties and any related fines and penalties in respect of this deed poll, the performance of this deed poll and each transaction effected by or made under or pursuant to this deed poll.

7.7	Further assurances

B2Gold must promptly do all things necessary or expedient to be done by it in connection with the matters referred to in this deed poll and to implement the Scheme.

SIGNING PAGE

Executed as a deed poll.

Executed by and on behalf of B2Gold Corp.

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Signature of Authorised Signatory

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